Exhibit 1

MI Developments Inc.

Annual Information Form

March 10, 2011

Affiliate Relationships and Transactions	50
Relationship with Our Controlling Shareholder	50
Related Party Transactions	50
Proposed Reorganization	50
No Assurances	50

Description of Capital Structure	51
Public Debt	51
Share Capital	51
Amendments to the Share Provisions and Other Matters	53
Takeover Protection	53
Credit Facility	53
Santa Anita Park and Maryland Jockey Club Credit Facilities	54
Credit Ratings	54

Dividend Policy	55
MID	55

Market for Securities	56

Directors and Officers	57

Audit Committee	61
Audit Fees	61

Transfer Agent and Registrar	62

Legal Proceedings	62
Maryland Jockey Club Complaint	62
Defaulting Issuer	62
Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors	62

Material Contracts	64
Agreements in Connection with the Proposed Reorganization	64
Contribution and Membership Interest Purchase Agreement	64
Support Agreement	65

Experts	65

Additional Information	65

Appendix A MI Developments Inc. Audit Committee Charter/Mandate	A-1

2

In this Annual Information Form, unless the context otherwise requires, when we use the terms “we”, “us”, “our”, “MID” and the “Company”, we are referring to MI Developments Inc. and its predecessors and subsidiaries. When we use the term “MEC”, we are referring to Magna Entertainment Corp. and its subsidiaries, unless the context otherwise requires. When we use the terms “Real Estate Business”, “our properties”, “our income-producing properties”, “our real estate assets” or similar expressions, we are referring to the Real Estate Business, properties and assets owned by MID, but we are not including the business, real estate properties and assets acquired from MEC or its subsidiaries as part of MEC’s bankruptcy process, unless the context otherwise requires. When we use the term “Racing and Gaming Business” “our racing properties”, “our training centres”, “our account wagering operations” or similar expressions, we are referring to the Racing and Gaming Business, properties and assets owned by MID and acquired from MEC as part of MEC’s bankruptcy process in satisfaction of MID’s loans to MEC.  When we use the term “Magna”, we are referring to Magna International Inc. and its subsidiaries, unless the context otherwise requires.  When we use the term the “Magna group”, unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities.  In this Annual Information Form, we refer to United States dollars as “dollars”, “$”  or “U.S. dollars”, we refer to Canadian dollars as “Cdn.$” and we refer to euros as “EUR”.  We publish our financial statements in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

This Annual Information Form and the documents incorporated by reference herein contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors MID believes are appropriate in the circumstances.  Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Those risks and uncertainties include: (a) with respect to the Proposed Reorganization, the satisfaction or waiver of the conditions to consummate the Proposed Reorganization, including the approval of the Proposed Reorganization by the holders of our Class A Subordinate Voting Shares and Class B Shares and by the Ontario Superior Court of Justice; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the delay of implementation of the Proposed Reorganization or failure to complete the Proposed Reorganization for any reason; MID’s ability to alter its capital structure on the anticipated terms, or at all; and the amount of the costs, fees, expenses and charges related to the Proposed Reorganization; and (b) with respect to MID’s business more generally, the risks set forth in this Annual Information Form in the “Risk Factors” section, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

CORPORATE STRUCTURE

Our Company

We are a publicly traded company (TSX: MIM.A; MIM.B — NYSE: MIM) engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. (‘‘Magna’’) and its automotive operating units. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns Santa Anita Park, Golden Gate Fields, Gulfstream Park, Portland Meadows, AmTote International Inc. (‘‘AmTote’’) and XpressBet, LLC (‘‘XpressBet®’’), and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. In addition, effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park, and a thoroughbred training centre and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties. The Company operates and reports in two segments, the ‘‘Real Estate Business’’ and the ‘‘Racing and Gaming Business’’.

MID is the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario):  1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID.  These companies were wholly-owned subsidiaries of Magna and held Magna’s real estate division and the controlling interest in MEC.  All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.  As a result of this spin-off transaction, we acquired Magna’s controlling interest in MEC.  On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On February 18, 2010, MID announced that MEC had filed a plan of reorganization (the “MEC Plan”) providing for, among other things, certain assets being transferred to MID, including the Racing and Gaming Business.  On March 23, 2010, MID announced that the MEC Plan had been amended to provide for the transfer of certain additional assets to MID as part of the MEC Plan in exchange for the payment by MID of certain amounts to the secured and unsecured creditors of MEC.  On April 30, 2010, the MEC Plan was declared effective, and in accordance with the MEC Plan, the following assets of MEC, among others, were transferred to the MID: Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet® (collectively, the “Transferred MEC Assets”).

Our registered and head office is located at 455 Magna Drive, 2nd Floor, Aurora, Ontario and our general telephone number is (905) 713-6322.

Proposed Reorganization

On December 22, 2010, MID announced that its board of directors (the “Board of Directors”) had received a reorganization proposal providing for the elimination of MID’s dual class share structure (the “Proposed Reorganization”).  The proposal was made by holders of Class A Subordinate Voting Shares of MID representing in excess of 50% of the outstanding Class A Subordinate Voting Shares, including eight of MID’s top ten shareholders (the “Initiating Shareholders”) and supported by MID’s controlling shareholder (the “Stronach Shareholder”), a company controlled by the Stronach Trust, which holds approximately 57% of the votes attaching to MID’s outstanding shares.  On January 31, 2011, MID announced that it had entered into definitive agreements with respect to the Proposed Reorganization and that the Board of Directors, after receiving the report of the special committee of independent directors, recommended that shareholders vote in favour of the Proposed Reorganization.  Shareholders representing in excess of 50% of the outstanding Class B Shares held by shareholders other than the Stronach Shareholder have also agreed to vote in favour of the

Proposed Reorganization.  The Proposed Reorganization contemplates the elimination of MID’s dual class share structure through:

•                  the purchase for cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to a subsidiary of the Stronach Shareholder of MID’s horseracing, gaming and certain real estate development and other assets (and associated liabilities), including $20 million of working capital as of January 1, 2011 (collectively, the “Assets”).  The Assets include: Santa Anita Park; Golden Gate Fields; MID’s joint venture interests in Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park (including the Palm Meadows training facility) and MID’s joint venture interest in the associated retail development known as “The Village at Gulfstream Park™”; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and substantially all properties owned by MID as described under “Real Estate Business - Development Properties” in note 5(a) of the notes to the audited consolidated financial statements of MID for the year ended December 31, 2010; and

•                  the purchase for cancellation by MID of each of the other 183,999 outstanding Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share.

Following the cancellation of the Class B Shares, the Class A Subordinate Voting Shares will be renamed “Common Shares”.  As a result, immediately following the completion of the Proposed Reorganization, MID will have a single class of voting equity securities named Common Shares, each of which will have one vote per share.

Upon completion of the Proposed Reorganization, MID will retain its income producing real estate property business and will be restricted from engaging in, or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID will be comprised of directors elected by shareholders at the shareholders’ meeting called to consider the Proposed Reorganization, with the nominees for election being proposed by the Initiating Shareholders.  Until the completion of the Proposed Reorganization, the Assets (including MID’s Racing and Gaming Business) are to be operated separately from the Real Estate Business, except that MID must contribute to the Assets cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to closing of the Proposed Reorganization.

The Stronach Shareholder will have a right of second refusal in respect of the Magna corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria and a right of first refusal in respect of the MID corporate headquarters in Aurora, Ontario.  In addition, effective upon closing of the Proposed Reorganization, the applicable Initiating Shareholders will dismiss without costs the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and the Initiating Shareholders, the Stronach Shareholder and MID will provide mutual releases, including to the directors and officers of MID.  MID has agreed to reimburse the Initiating Shareholders for their reasonable legal and advisory fees incurred in connection with the Proposed Reorganization and up to $1 million for other legal and advisory fees, and to reimburse the Stronach Shareholder for up to $1 million of legal and advisory fees incurred in connection with the Proposed Reorganization.

The Proposed Reorganization will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario).  The annual general and special meeting of shareholders to consider the Proposed Reorganization is scheduled to be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on March 29, 2011 commencing at 10:00 a.m. (Toronto time).  The Proposed Reorganization will require the approval of at least: (i) 66 2/3% of the votes cast by the holders of Class B Shares and Class A Subordinate Voting Shares, voting together as one class, (ii) 66 2/3% of the votes cast by holders of Class B Shares, voting separately as a class, (iii) a majority of the votes cast holders of Class A Subordinate Voting Shares, excluding the votes attached to the Class A Subordinate Voting Shares held by the Stronach Shareholder, certain affiliates and related parties thereof and other holders of Class A Subordinate Voting Shares whose votes are to be excluded for the purpose of “minority approval” under Multilateral

Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and (iv) a majority of the votes cast by holders of Class B Shares, excluding the votes attached to the Class B Shares held by the Stronach Shareholder, certain affiliates and related parties thereof and other holders of Class B Shares whose votes are to be excluded for the purpose of minority approval under MI 61-101.  The votes represented by the Stronach Shareholder, the Initiating Shareholders and the supporting minority holders of Class B Shares will be sufficient to satisfy all of such voting thresholds.

The Proposed Reorganization also requires approval by the Ontario Superior Court of Justice at a hearing to be held following annual general and special meeting of shareholders.  If approved, the Proposed Reorganization is expected to close by the earlier of June 30, 2011 and the receipt of an advance income tax ruling from the Canada Revenue Agency which has been applied for in connection with the Proposed Reorganization.

For further information on the Proposed Reorganization please see the Management Information Circular in respect of the Proposed Reorganization dated February 22, 2011 filed on SEDAR at www.sedar.com.

Corporate Structure and Subsidiaries

The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation, as of December 31, 2010.  Parent/subsidiary relationships are identified by indentation.  The percentages of the votes attaching to all voting securities beneficially owned by us or over which control or direction is exercised by us, directly or indirectly, is also indicated.  Subsidiaries not shown individually each represent less than 10% of our total 2010 consolidated revenues and total 2010 consolidated assets and, if considered in the aggregate, represent less than 20% of our total 2010 consolidated revenues and total consolidated assets.  Our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments US Holdings Inc.	100%	Delaware
MI Developments US Financing Inc.	100%	Delaware
MI Developments Investments Inc.	100%	Delaware
Pacific Racing Association	100%	California

COMPANY OVERVIEW

Overview

We are a publicly traded company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns Santa Anita Park, Golden Gate Fields, Gulfstream Park, Portland Meadows, AmTote and XpressBet® and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. In addition, effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park, and a thoroughbred training centre and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties. The Company operates and reports in two segments, the ‘‘Real Estate Business’’ and the ‘‘Racing and Gaming Business’’.

Our Real Estate Business

We are the successor to Magna’s real estate division, which prior to our spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.  The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on our shareholders’ equity over the long term.  Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

Subject to the significant decline in the level of business we have received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the downturn in the global real estate markets over the past few years, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we may acquire.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities.  At December 31, 2010, the Real Estate Business holds a global portfolio of 106 income producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland.  This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2010.  The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.  This portfolio represents approximately 89% of the net book value of our real estate assets at that date.  These properties are leased primarily to members of the Magna group by way of operating leases, which provide approximately 98% of the annual real estate revenue generated by our income-producing properties.

Our properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which we are seeking planning and zoning changes in order to develop mixed-use and residential projects.  At December 31, 2010, our properties held for development included approximately 1,400 acres with a total net book value of $132.3 million. Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium or long-term for the Company’s account or with joint venture partners.  Notwithstanding the foregoing, the Proposed Reorganization contemplates the transfer of substantially all of the development properties to a subsidiary of the Stronach Shareholder.  Consequently, the Company’s plans for these properties changed from a medium to long-term development project to a near-term disposal as a result of the Proposed Reorganization.  In connection with the Proposed Reorganization, the Company obtained information related to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria that indicated the existence of potential impairments and inability to recover the carrying value. In this respect, during the fourth quarter of 2010, the Real Estate Business recorded an impairment charge of $40.6 million relating to certain lands held for development as a result of the change in plans for these properties. The write-down represents the excess of the carrying value of the assets over the estimated fair values determined by external real-estate appraisals.

At December 31, 2010, the Real Estate Business had four projects under development consisting of: (i) an 87,000 square foot expansion of a facility in Germany leased to Magna with a total anticipated cost of $10.5 million (euro 7.8 million) of which $5.2 million was spent at December 31, 2010, (ii) a 109,000 square foot construction of a facility in Germany leased to Magna with a total anticipated cost of $10.6 million (euro 7.9 million) of which $3.2 million was spent at December 31, 2010, (iii) a 32,000 square foot construction of a facility in Austria leased to Magna with a total anticipated cost of $2.6 million (euro 2.0 million) of which $1.6 million was spent at December 31, 2010, and (iv) improvements to a facility in Canada leased to a third-party tenant with a total anticipated cost of $11.0 million (Cdn.$11.0 million) of which $0.3 million was spent at December 31, 2010.  During 2010, the Real Estate Business completed a project under development in Mexico representing an aggregate of 122,000 square foot expansion of a facility leased to Magna. The total cost of the project in Mexico was approximately $5.0 million.

Three-Year History

2010	For the year ended December 31, 2010, on existing leases, we completed an expansion project in Mexico for Magna, representing an aggregate of 122,000 square feet of leaseable area.

2009

For the year ended December 31, 2009, on existing leases, we completed seven minor Magna related projects (four in Canada, two in the U.S. and one in Austria) and two third-party projects (both in Canada).  Late in December 2009, we acquired a 61,000 square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna.

2008

For the year ended December 31, 2008, we brought on-stream eight expansion projects (four in Germany, three in Austria and one in Mexico) for Magna, representing an aggregate of 144,000 square feet of leaseable area.  We also signed long-term leases with two third-party tenants and brought on-stream one expansion project for one of these tenants in Canada, representing 10,000 square feet.

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of our income-producing properties.  Magna is the most diversified global automotive supplier.  Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Magna’s product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.  As at December 31, 2010, Magna had 245 manufacturing operations and 80 product development, engineering and sales centres, in 25 countries.

The terms of the Real Estate Business’ lease arrangements with Magna generally provide for the following:

•                  leases on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•                  rent escalations based on either fixed-rate steps or inflation;

•                  renewal options tied to market rental rates or inflation;

•                  environmental indemnities from the tenant; and

•                  tenant’s right of first refusal on sale of property.

Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”).  Magna is currently rated “BBB” with a positive outlook by Standard & Poor’s (“S&P”) and “BBB (high)” with a stable outlook by DBRS Limited (“DBRS”).  Our Chairman and Chief Executive Officer, Frank Stronach, is also the founder and Chairman of the board of directors of Magna.

Magna’s sales for the year ended December 31, 2010 were approximately $24.1 billion, up from $17.4 billion in the prior year. Its operating profit was $1.2 billion and net profit was $973 million, representing increases from its operating loss of $511 million and net loss of $493 million from the prior year.

Magna’s external production sales in North America increased 57% or $4.3 billion to $11.8 billion for 2010 compared to $7.5 billion for 2009.  This increase in production sales reflects a 39% increase in North American vehicle production volumes combined with a 13% increase in North American average dollar content per vehicle.  Magna’s average dollar content per vehicle grew by 13% or $116 to $988 for 2010 compared to $872 for 2009, primarily as a result of: the launch of new programs during or subsequent to 2009, including the Chevrolet Equinox, GMC Terrain, Jeep Grand Cherokee, Ford Fiesta, Chevrolet Cruze, and Cadillac SRX;

favourable production (relative to industry volumes) and/or content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; GM full-sized pickups and SUVs; Chevrolet Traverse, GMC Acadia and Buick Enclave; and Jeep Wrangler; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and the acquisition of several facilities from Meridian Automotive Systems Inc. in the third quarter of 2009.

These factors were partially offset by programs that ended production during or subsequent to 2009, including the Pontiac, Saturn and Mercury brands; unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape and Mazda Tribute; and net customer price concessions subsequent to 2009.

Magna’s external production sales in Europe increased 22% or $1.28 billion to $7.14 billion for 2010 compared to $5.86 billion for 2009.  This increase in production sales reflects an 8% increase in Magna’s European average dollar content per vehicle combined with a 12% increase in European vehicle production volumes.  Magna’s average dollar content per vehicle grew by 8% or $41 to $536 for 2010 compared to $495 for 2009, primarily as a result of: the launch of new programs during or subsequent to 2009, including the MINI Countryman, Mercedes-Benz SLS, Peugeot RCZ, Porsche Panamera, Porsche Cayenne and Volkswagen Touareg; favourable production (relative to industry volumes) and/or content on certain programs; and acquisitions completed during or subsequent to 2009, including Cadence.

These factors were partially offset by a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar; unfavourable production (relative to industry volumes) and/or content on certain programs; programs that ended production during or subsequent to 2009, including the BMW X3; and net customer price concessions subsequent to 2009.

Magna’s external production sales in the “Rest of World” increased 53% or $355 million to $1.03 billion for 2010 compared to $0.68 billion for 2009, primarily as a result of: increased production and/or content on certain programs in China and Korea; the acquisition of a Japanese roof systems facility in the first quarter of 2010; the launch of new programs during or subsequent to 2009 in China and Korea; an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean Won, both against the U.S. dollar; and production related to the launch of new facilities in Korea and India.

These factors were partially offset by: the sale of Magna’s interest in an electronics systems joint venture in China in the first quarter of 2010; and net customer price concessions subsequent to 2009.

For more information on the conditions affecting the automotive industry and Magna’s results of operations, we encourage you to consult Magna’s public disclosure, including its Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2010, its 2010 Annual Report and its Annual Information Form for 2010.

Our Relationship with Magna

For the years ended December 31, 2010 and 2009, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant.  Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area at December 31, 2010.  Between the end of 1998 and the end of 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing an 12-year compound annual growth rate of approximately 6.9%.

The level of business MID has received from Magna has declined significantly over the past five years.  This decline is primarily due to: (1) pressures in the automotive industry and Magna’s plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and (2) uncertainty over MID’s ownership structure and strategic direction due largely to the ongoing disputes between the

Company and certain of its shareholders, which the Proposed Reorganization is designed to address this second point.  Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna,  these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna.  Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2010 and total leaseable area of approximately 27.5 million square feet has remained consistent since the end of 2006.  Between the end of 2004 and the end of 2010, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.2%.

Elimination of Magna’s Dual-Class Share Structure

On May 6, 2010, Magna announced that it had entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna’s Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share structure through which the Stronach Trust controlled Magna.  On July 23, 2010, Magna’s shareholders approved the proposed plan and on August 17, 2010, the Ontario Superior Court of Justice also approved the plan.  Effective August 31, 2010, Magna’s dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna.  As a result, MID and Magna have ceased to be under common control and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after tax results of operations and funds from operations.  In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust and the Proposed Reorganization, by which the Stronach Trust would cease to control MID, would have any impact on MID’s relationship with Magna.  See “Risk Factors — Risks Related to Our Real Estate Business”.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna’s success is primarily dependent upon the levels of North American and European car and light truck production by Magna’s customers and the relative amount of content Magna has on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues.

A number of general trends which have been impacting the automotive industry and Magna’s business in recent years are expected to continue, including:

•                  the exertion of pricing pressure by OEMs;

•                  government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•                  government regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                  the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                  the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets;

•                  the consolidation of vehicle platforms; and

•                  the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrains and platform sharing; and joint vehicle hybridization and electrification initiatives.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132,000 square feet of leaseable area, which was included in Magna’s plant rationalization, expired and was not re-leased by Magna.  During the second quarter of 2010, a property in the United States leased to Magna, which was also included in Magna’s plant rationalization, representing 246,000 square feet of leaseable area, was leased to a non-Magna party.  As a result, a lease termination fee of $1.9 million was recorded in the second quarter of 2010 and will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013.  During the fourth quarter of 2010, three properties in the United States were removed from Magna’s plant rationalization strategy and one property in Germany was included.  Two of the properties removed from the plant rationalization strategy will continue to be occupied until the end of their lease terms in July 2013 and February 2014 and the third property is expected to be occupied until December 2013.  One property in Germany representing 105,000 square feet of leaseable area was included in Magna’s plant rationalization strategy during the fourth quarter of 2010.

Magna’s plant rationalization strategy currently includes 9 facilities under lease from the Company (two in Canada, six in the United States and one in Germany) with an aggregate net book value of $25.4 million at December 31, 2010.  These 9 facilities represent 1.0 million square feet of leaseable area with annualized lease payments of approximately $4.1 million, or 2.3% of MID’s annualized lease payments at December 31, 2010.  The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2010, disregarding renewal options, is approximately 5.7 years.  MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

See “Risk Factors — Risks Related to Our Real Estate Business”, particularly the first four risks identified therein.

For more details on the impact of the Magna plant rationalization see “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio”.

Our Racing and Gaming Business

Effective following the close of business on April 30, 2010, as a result of the implementation of the MEC Plan, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the intertrack, off-track and account wagering markets through the transfer of the Transferred MEC Assets to MID.  For a more detailed discussion of the MEC Plan, see “Description of Our Racing and Gaming Business — MEC Chapter 11 Filing and Plan of Reorganization”.

The Racing and Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows.  In addition, MID operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. MID’s racing and gaming business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

The entirety of the Racing and Gaming Business was acquired from MEC as part of the MEC Plan and is included within the Assets to be acquired by the Stronach Shareholder pursuant to the Proposed Reorganization.  Pursuant to a forbearance agreement to be entered into upon the implementation of the Proposed Reorganization, MID will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horse racing or gaming after the closing of the Proposed Reorganization.  See “Material Contracts — Agreements in Connection with the Proposed Reorganization”.

Three-Year History

2010

On April 26, 2010, the Bankruptcy Court issued an order confirming the MEC Plan in respect of the Debtors, jointly proposed by MEC, MID and the Official Committee of Unsecured Creditors of MEC (the “Creditors Committee”).

On April 30, 2010, the MEC Plan was declared effective, and in accordance with the MEC Plan, the Transferred MEC Assets, among others, were transferred to the MID.

On May 7, 2010, MID, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. (“Penn”) providing for joint ventures to own and operate the Maryland Jockey Club (“MJC”) real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed.

On August 12, 2010, MID announced that the special committee of the Board of Directors had adopted a process pursuant to which the special committee would determine annually, commencing with the 2011 financial year, appropriate forbearance terms to create a separation between the Real Estate Business and the Racing and Gaming Business.

2009

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in Bankruptcy Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.

On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors’ and non-Debtors’ relevant interests associated with certain specified assets (the “MID Stalking Horse Bid”), subject to Bankruptcy Court approval.  However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors’ Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

In 2009, the Debtors entered into and completed various asset sales pursuant to orders obtained by the Debtors from the Bankruptcy Court.  For further information on the Debtors’ asset sales, see “Description of the Racing and Gaming Business — MEC Asset Sales” below.

2008

On March 20, 2008, MEC announced that its financial statements for the year ended December 31, 2007 contained a going concern qualification from its independent auditors.  MEC continued to experience losses and a lack of cash flow such that at December 31, 2008 its operational losses for the financial year were $256.1 million, it had a working capital deficiency of $501.5 million and had $453.4 million of debt coming due in the next 12 months.

Significant Acquisitions

On April 30, 2010, the MEC Plan was declared effective, and in accordance with the MEC Plan, the Transferred MEC Assets were transferred to MID.

The consideration for the transfer of the Transferred MEC Assets was the satisfaction of MID’s claims relating to: (a) a bridge loan through a non-revolving facility (the “2007 MEC Bridge Loan”), (b) project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, (together, the “MEC Project Financing Facilities”) and (c) a loan made in November 2008 in order to allow MEC to fund its operations until the Company’s shareholders could vote on a reorganization proposal in respect of MEC (the “2008 MEC Loan”), with an estimated collective value of $347.1 million at April 30, 2010 and the cash payment of $89 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors Committee.  MID also received in cash the balance of the proceeds from the sale by MEC of Remington Park of $51 million, cash of $40 million included in the working capital of the Transferred MEC Assets and certain other rights as set forth in the MEC Plan.  MID filed a business acquisition report in respect of the acquisition of the Transferred MEC Assets on December 22, 2010.  The business acquisition report is available on SEDAR at www.sedar.com.

DESCRIPTION OF OUR REAL ESTATE BUSINESS

Introduction

Our Real Estate Business includes our core income-producing industrial real estate portfolio, primarily leased to the Magna group of companies.  Subject to the significant decline in the level of business received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the downturn in the global real estate markets over the past few years, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we may acquire.  See “Company Overview — Our Real Estate Business”.

Description of Our Core Industrial Business

We have completed major development and expansion projects in both the North American and European markets.  In respect of our business with Magna, we undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us.  When opportunities arise, we purchase lands that are not immediately leaseable to a tenant in order to “land bank” for future development use, either with Magna or a third party.

Industrial development projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants.  The specifics of the contract are analyzed as to timing for production, location of the tenant’s customer and the method of shipment and timing allocated to shipping.  “Just-in-time” delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away.  Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant.  On greenfield sites, we typically short list sites that are fully serviced and zoned when available.  Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of the local tax regime, government incentive programs and infrastructure requirements of the proposed development.  During due diligence, we fully cost the project and execute a binding term sheet with the tenant that sets out the physical requirements of the project and major terms of the lease.

For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs.  On the remainder of our projects, we outsource the design and construction of our projects.  Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems.  We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis.  We have established a network of local builders in our principal areas of business in the United States, Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines.  In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe.  During construction, we closely monitor the construction process and related payments of construction draws.  Once construction is complete, we perform a final site review with the tenant and obtain tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder.  Our standardized lease documentation is implemented at the end of the project.

We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions.

Description of Our Non-Industrial Development Business

MID currently has several tracts of undeveloped land in both Canada and the United States that are not held for industrial development.  These properties consist primarily of: (i) lands that were originally “banked” for industrial use but for which the current industrial use is not the highest and best use; and (ii) development lands that we acquired previously from MEC in 2007.  Subject to the disposition of substantially all of the development lands to a subsidiary of the Stronach Trust pursuant to the Proposed Reorganization, we intend to rezone, develop and/or redevelop these properties over the medium- or long-term for our own account or with a joint venture partner.

Description of Our Real Estate Assets

Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at December 31, 2010.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Total
North America
Canada	$422.2	$0.3	$68.1	$490.6
U.S.	220.0	—	41.8	261.8
Mexico	69.6	—	5.1	74.7
Europe
Austria	318.7	1.6	9.8	330.1
Germany	111.2	8.4	—	119.6
Other	30.8	—	7.5	38.3

Total in $	$1,172.5	$10.3	$132.3	$1,315.1

Total as a %	89.2%	0.8%	10.0%	100.0%

Description of Our Income-Producing Property Portfolio

Our income-producing property portfolio at December 31, 2010 was comprised of 106 properties located in North America and Europe, representing, in the aggregate, 27.5 million square feet of leaseable area.  All of these properties are leased by way of operating leases, primarily to the Magna group.  Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at December 31, 2010 was approximately $1.2 billion.

At December 31, 2010, our annualized lease payments were $176.8 million, representing a return of 10.9% on the gross carrying value of our income-producing property portfolio. At December 31, 2010, two of our properties in Europe collectively accounted for approximately 17% of our total annualized lease payments. When we use the term “annualized lease payments” in this Annual Information Form, we mean, for any fiscal year, the total annual rent payable to the Company if the lease payments as at the last day of such fiscal year were in place for the entire fiscal year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect as at the last day of the reporting period.  These amounts do not conform to revenue recognition policies under generally accepted accounting principles.

Historical Growth of Our Income-Producing Property Portfolio

Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area as at December 31, 2010.  Between the end of 1998 and December 31, 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing an twelve-year compound annual growth rate of 6.9%.

However, primarily for the reasons discussed above under “Company Overview — Our Relationship with Magna”, the level of business MID has received from Magna has declined significantly over the past five years.  Accordingly, our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2010 and we have incurred a net reduction in the total leaseable area of our income-producing property portfolio of approximately 0.1 million square feet since the end of 2006.  Between the end of 2004 and December 31, 2010, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 1.2%.

The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leaseable Area and Number of Properties

Number of Properties	75 86 89 91 102 106 107 109 109 105 105 106 106

The following chart shows the historical growth of our annual development and acquisition expenditures (excluding the acquisition, as discussed above, of all of MEC’s rights and interests in four development properties in 2007 for aggregate consideration of $89.1 million and $1.6 million of related development costs).

Annual Development and Acquisition Expenditures(1)

(1)        The 2004 expenditures include $15.3 million of liabilities assumed in connection with the acquisition of the Bowling Green, Kentucky facility from Magna on December 30, 2004. This property was a greenfield facility developed by MID.  Expenditures in the 2005 statement of cash flows of $67.6 million also include a net $9.4 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2006 statement of cash flows of $35.9 million also include a net $5.0 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2007 statement of cash flows of $115.8 million include the acquisition of all of MEC’s rights and interests in four development properties for aggregate consideration of $89.1 million and $1.6 million of related development costs and exclude a net $2.8 million increase in accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2008 statement of cash flows of $20.8 million also include a net $2.7 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2010 statement of cash flows of $17.9 million also include a net $5.4 million reduction of accounts payable and accrued liabilities relating to capital expenditures.

Schedule of Lease Expiries

As of December 31, 2010, the weighted average remaining term to expiry based on leased area for our income-producing property portfolio was approximately 6.1 years (December 31, 2009 – 6.7 years; December 31, 2008 – 7.7 years; December 31, 2007 – 8.4 years; December 31, 2006 – 9.3 years; December 31, 2005 – 10.6 years).

Tenant Mix

Magna and its subsidiaries are the tenants of all but 14 of our income-producing properties. As at December 31, 2010, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 98% of our annualized lease payments.

The lease obligations of the tenant for the majority of the properties reside with non-public subsidiaries within the Magna group. As a general business practice, we seek an indemnity with respect to the tenant’s obligations from a more senior member of the Magna group where appropriate. See “Company Overview — Business and Operations of Magna, Our Principal Tenant”.

Principal Markets in Which the Real Estate Business Operates

Geographic Diversification of Our Income-Producing Property Portfolio

Our income-producing property portfolio consists of properties located in nine countries within North America and Europe.

At December 31, 2010, approximately three-quarters of the Company’s annual lease payments were denominated in the euro and the Canadian dollar and, accordingly, foreign exchange can have a significant impact on the Company’s results. The following chart shows a breakdown of our $176.8 million of annualized lease payments by country at December 31, 2010 (with the currency of the lease payments received from properties located in the various countries noted in brackets).

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments at December 31, 2010 by Country

(in millions of U.S. dollars)

Income-Producing Properties Located in Canada

Our 44 Canadian income-producing properties are in Ontario, with 38 properties located in the Greater Toronto Area representing approximately 81% of the Canadian income-producing properties based on annualized lease payments at December 31, 2010.  The balance of the portfolio is located in Southwestern Ontario.  All the leases for properties in Canada are denominated in Canadian dollars.

Income-Producing Properties in the United States

Our income-producing property portfolio includes 26 properties in the United States.  Approximately 33% of the annualized lease payments at December 31, 2010 from our income-producing properties in the United States is derived from properties located in Michigan, 22% is derived from a property in Kentucky, 22% is derived from a property in South Carolina and 9% is derived from properties located in Iowa. The remainder of our annualized lease payments from the United States are derived from properties located in Tennessee, Illinois, Indiana, Missouri and Maryland.  All the leases for properties in the United States are denominated in U.S. dollars.

Income-Producing Properties in Mexico

Our income-producing property portfolio includes eight properties in Mexico.  Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.  All the leases for properties in Mexico are denominated in U.S. dollars.

Income-Producing Properties in Austria

Our income-producing property portfolio includes 12 properties in Austria, including the European headquarters of Magna situated in Oberwaltersdorf near Vienna.  Approximately 94% of the Austrian income-producing properties based on annualized lease payments at December 31, 2010 are located in the Province of Styria. Magna’s Eurostar and Thondorf plants (our two largest income-producing properties globally, which account for approximately 17% of our total annualized lease payments) are located in the city of Graz, which is located approximately 200 kilometers south of Vienna.  All the lease payments for properties in Austria are denominated in euros.

Income-Producing Properties in Germany

Our income-producing property portfolio includes 11 properties in Germany.  Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg, Hesse, Bavaria, Thüringen/Thuringia and Niedersachsen/Lower Saxony.  All the leases for properties located in Germany are denominated in euros.

Income-Producing Properties in Other European Locations

Our income-producing property portfolio also includes two properties in the United Kingdom, the leases for which are all denominated in British pounds.

We also have one income-producing property in each of Spain, the Czech Republic and Poland. With the exception of Poland, which has lease payments denominated in zlotys, lease payments in respect of these properties are denominated in euros.

Description of Our Properties under Development

At December 31, 2010, the Real Estate Business had four projects under development consisting of: (i) an 87,000 square foot expansion of a facility in Germany leased to Magna with a total anticipated cost of $10.5 million (euro 7.8 million) of which $5.2 million was spent at December 31, 2010, (ii) a 109,000 square foot construction of a facility in Germany leased to Magna with a total anticipated cost of  $10.6 million (euro 7.9 million) of which $3.2 million was spent at December 31, 2010, (iii) a 32,000 square foot construction of a facility in Austria leased to Magna with a total anticipated cost of  $2.6 million (euro 2.0 million) of which $1.6 million was spent at December 31, 2010, and (iv) improvements to a facility in Canada leased to a third-party tenant with a total anticipated cost of  $11.0 million (Cdn.$11.0 million) of which $0.3 million was spent at December 31, 2010.  During 2010, the Real Estate Business completed a project under development in Mexico representing an aggregate of 122,000 square foot expansion of a facility leased to Magna. The total cost of the project in Mexico was approximately $5.0 million.

Description of Properties Held for Development or for Sale

We had approximately 1,400 acres of properties held for development, with a net book value of $132.3 million at December 31, 2010.  Included in this amount are four properties representing an aggregate of 460 acres of development land purchased from MEC during 2007 for an aggregate purchase price of $89.1 million.  If the Proposed Reorganization is completed, substantially all of these development properties will be transferred to a subsidiary of the Stronach Trust.

At December 31, 2010, the Real Estate Business had no properties held for sale.

Leasing Arrangements

Negotiations with the Magna Group

On May 6, 2010, Magna announced that it had entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna’s Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share structure through which the Stronach Trust controlled Magna.  On July 23, 2010, Magna’s shareholders approved the proposed plan and on August 17, 2010, the Ontario Superior Court of Justice also approved the plan.  Effective August 31, 2010, Magna’s dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna.  As a result, MID and Magna have ceased to be under common control and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after tax results of operations and funds from operations.

While MID is currently indirectly controlled by the Stronach Trust, through the Stronach Shareholder, the Proposed Reorganization contemplates the elimination of MID’s dual class share capital structure through which the Stronach Trust controls MID.  It is not known whether cessation of control of Magna by the Stronach Trust and the Proposed Reorganization, by which the Stronach Trust would cease to control MID, would have any impact on MID’s relationship with Magna.

Notwithstanding the Stronach Trust’s relationship with MID and Magna and the fact that MID was formerly a wholly-owned subsidiary of Magna, all of Magna’s operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all prior negotiations with our tenants were conducted on an arm’s length basis. Members of the Magna group engage in real estate development activities directly for their own account or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, and/or we seek an indemnity from a more senior entity within the Magna group.

Subject to the significant decline in the level of business we have received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the downturn in the global real estate markets over the past few years, we expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

Triple-Net Leases

Our leases are generally on a “triple-net” basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

We are responsible for structural maintenance and repairs relating to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. For certain components of a property, such as the roof membrane, parking lot and HVAC systems, we pay for the costs of replacement as necessary and, in most cases, recover such costs, plus interest, from the tenant over the expected useful life of the item replaced, as additional rent during the course of the lease.

Contractual Step-Ups in Rental Rates

Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (generally limited to approximately 2% on an annual basis or 10% over five years).

Renewal Options Tied to Market Rental Rates

A significant portion of our portfolio includes built-in renewal options, generally tied to either market rental rates or to inflation (generally limited to approximately 2% on an annual basis or 10% over five years). The determination of market rent is, failing agreement, generally subject to arbitration.

Obligation to Restore Premises

Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See “Government Regulation” below.

Restrictions on Sales and Tenant Rights of Refusal

Most of our significant leases include a right of refusal in favour of the tenant with respect to the sale of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant’s consent.

Tenant Assignment Rights

The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. Generally, the existing leases do not restrict a change of control of the tenant.  A change of control of the tenant would not necessarily affect the guarantee, if any, from a Magna entity in relation to the leased premises.

Termination Rights

Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months’ notice. In these cases, virtually all of the tenants have provided us with a guarantee from a non-Austrian affiliate with respect to the lease obligations that would arise should such a termination occur.

Real Estate Business Strengths

We believe that our Real Estate Business has a number of key strengths, including:

•                  a large, geographically diversified portfolio of properties that provides continued opportunities for expansion and income growth;

•                  despite the significant decline in the level of business we have received from Magna over the past five years as discussed above (“Company Overview — Our Relationship with Magna”), we are well-positioned to respond to future development business requests from the Magna group given our successful track record and long history of property development for the Magna group on a global basis;

•                  a strong balance sheet with comparatively low leverage, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

•                  a strong track record of on-time and on-budget development and construction in all of our geographic markets;

•                  an experienced management team and construction group familiar with the building and infrastructure requirements of our automotive tenants;

•                  an entrepreneurial culture that we inherited from Magna and that drives our employees and management to grow our business; and

•                  subject to the disposition of substantially all of our development lands to a subsidiary of the Stronach Trust pursuant to the Proposed Reorganization, a significant amount of land available for further development that would diversify our development and construction business.

Government Regulation

We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our real estate holdings.

As an owner and developer of real property, we are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, noise emissions, wastewater discharge, waste management and storage of hazardous substances.  Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense.  We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property because our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports they create or obtain.

Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination that they have caused or contributed to on the leased premises.  Despite our tenants’ obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property is in compliance with environmental laws.

We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination.  Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials.  On occasion, our tenants’ operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations by environmental regulators.  Almost all of the costs relating to such complaints, inquiries or investigations to date have been incurred by our tenants pursuant to the terms of our leases with them.  In the past, MID has engaged consultants and incurred minimal costs with respect to environmental matters arising from adjacent or nearby properties in order to protect the condition and marketability of our properties.

To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition.  However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive.  We cannot predict future costs that we may be required to incur to meet environmental obligations.

Employees

At December 31, 2010, we employed 49 people in the Real Estate Business, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of the employees in the Real Estate Business.

DESCRIPTION OF OUR RACING AND GAMING BUSINESS

Introduction

The Racing and Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows.  In addition, MID operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. MID’s racing and gaming business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

The entirety of the Racing and Gaming Business was acquired from MEC as part of the MEC Plan and is included within the Assets to be acquired by the Stronach Shareholder pursuant to the Proposed Reorganization.  Pursuant to a forbearance agreement to be entered into upon the implementation of the Proposed Reorganization, MID will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horse racing or gaming after the closing of the Proposed Reorganization.  See “Material Contracts — Agreements in Connection with the Proposed Reorganization”.

Magna Entertainment Corp.

Prior to the implementation of the MEC Plan, MEC was an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC was a separate public company with its own board of directors and management team.

MEC Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code with the Bankruptcy Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.  Under Chapter 11, the Debtors operated as ‘‘debtors-in-possession’’ under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.  In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.  The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors’ debt obligations, including those with MID Islandi s.f. and subsequently MID U.S. Financing Inc. (the ‘‘MID Lender’’), and those debt obligations became automatically and immediately due and payable.  However, subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Company did not guarantee any of the Debtors’ debt obligations or other commitments.  Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-

petition claims and allowed post-petition expenses would be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors’ Committee in connection with the Debtors’ Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims.  On August 21, 2009, the Creditors’ Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants.  On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors’ Committee.  The Bankruptcy Court denied the motion on September 22, 2009.  On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, MID announced that MID, the MID Lender, MEC and the Creditors’ Committee had agreed in principle to the terms of a global settlement and release in connection with the action.  Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action.  Under the terms of the settlement, MID received the Transferred MEC Assets.  The settlement and release was implemented through the MEC Plan.

On February 18, 2010, MID announced that MEC had filed the MEC Plan and related Disclosure Statement (the ‘‘Disclosure Statement’’) in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred MEC Assets to MID.  On March 23, 2010, the MEC Plan was amended to include MJC in the Transferred MEC Assets.  On April 26, 2010, MID announced that the MEC Plan was confirmed by order of the Bankruptcy Court.  On April 30, 2010, the closing conditions of the MEC Plan were satisfied or waived, and the MEC Plan became effective following the close of business on April 30, 2010.

In addition to the Transferred MEC Assets that were transferred to MID on the effective date of the MEC Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount.  In addition, the MEC Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Bankruptcy Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $27.0 million.  The estimated proceeds of the $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million installments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser.  From the effective date of the MEC Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds.  Following November 30, 2010 to the date the Lone Star LP sale is consummated, MID will no longer fund the costs and expenses incurred in connection with the operations of Lone Star LP.  The closing of the sale of Lone Star LP is expected by the third quarter of 2011.  The risks and uncertainties relating to the sale of Lone Star LP include, among others: that the closing does not occur or is delayed; if the closing does occur, it is uncertain as to how long the process for marketing and sale of such asset will take; and if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.  Under the Proposed Reorganization, MID and the Stronach Shareholder have agreed to split equally any amounts received upon the completion of the sale of Lone Star LP by the Debtors.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under the holdback agreement relating to MEC’s prior sale of the Meadows racetrack (‘‘The Meadows Holdback Note’’) and by MEC against Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended.  The litigation proceeding with Cushion Track Footing USA, LLC is pending in the Bankruptcy Court.  In February 2011, an unfavourable decision in the litigation proceedings with PA Meadows, LLC was made by the Bankruptcy Court.  As a result, MID expects that payments from The Meadows Holdback Note will commence once PA Meadows, LLC has available excess cash flows, if any as initially agreed to.

Under the MEC Plan, rights of MID and MEC against MEC’s directors’ and officers’ insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates.  On July 19, 2010, September 2, 2010 and

October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million respectively, for an aggregate total of $21.4 million of compensation from MEC’s directors’ and officers’ insurers.  Pursuant to the MEC Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

As at December 31, 2010, the Company’s equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of MEC Class A Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC.  MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009.  As a result of the MEC Chapter 11 filing, the carrying value of MID’s equity investment in MEC was reduced to zero at the Petition Date.  Under the MEC Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold by the Debtors, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to receive or retain any property or interest in property under the MEC Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors to administer the MEC Plan.

For a more detailed discussion of the MEC Plan and the Disclosure Statement, please refer to the ‘‘Second Amended Third Modified Joint MEC Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code’’ dated April 28, 2010 and the ‘‘Disclosure Statement for the Second Amended Third and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code’’.  The complete MEC Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

Forbearance Terms

Following the acquisition of the Transferred MEC Assets, the Board of Directors, based upon a recommendation from a special committee of the Board of Directors, adopted the following general principles in respect of the Racing and Gaming Business:

•                  On an annual basis, management will prepare and present to the special committee a one year cash flow budget for each racing or gaming asset not expressly excluded below for that year.  This cash flow budget will include an annual allocation of head office costs appropriate for that asset.  The cash flow budget will also include all capital expenditures expected to be incurred during the year as well as any debt service costs or guarantee incurred or to be incurred to finance or operate that asset.

•                  The goal will be to operate each racing and gaming asset on a self-sustaining cash flow positive basis.  Any racing and gaming asset incurring a negative cash flow (a “Forbearance Asset”) will be subject to forbearance terms and the forbearance amount (i.e., the approved negative cash flow maximum for that Forbearance Asset in that year) will be determined by the special committee based on a review of the annual cash flow budget presented by management.

•                  At the time that management presents the annual cash flow budget for each Forbearance Asset, it will also present to the special committee a plan showing a pathway to cash flow positivity and profitability to be achieved within three years.

•                  If a Forbearance Asset is not cash flow positive and profitable within such three year period, the special committee may recommend to the Board of Directors for its approval that the racing and gaming use of the Forbearance Asset cease (subject to the requirement to maintain certain uses for entitlement purposes discussed below).

•                  To the extent a Forbearance Asset is sold or transferred in part to, or subject to a joint venture with, an arm’s length third party which is not a “related party” as defined in MI 61-101 on terms acceptable to the special committee and which third party is determined by the special committee to be experienced and financially secure and for so long as either (i) such third party has approval rights over operating plans for such asset and such third party has an obligation to pay its pro rata share of operating losses, if any, or (ii) such asset is clearly required to be run, and is run, on a self-financing and self-supporting basis, such asset will cease to be a Forbearance Asset.

•                  Santa Anita Park will have an extended term to achieve cash flow positivity and profitability, being a minimum of five years of operations.  When management presents to the special committee the initial annual cash flow budget in respect of Santa Anita Park, management will also present a five-year financial plan for Santa Anita Park (such five-year plan to be updated annually when the next annual cash flow budget is presented by management).

•                  On a quarterly basis, management will provide the special committee with a quarterly report on the performance of each Forbearance Asset against its annual cash flow budget.

•                  Certain of the Forbearance Assets may be developed in whole or in part as real estate assets.  Any such assets or part of such assets once they become predominantly real estate assets shall not be Forbearance Assets.  Further, all costs, expenses and indebtedness incurred in respect of any Forbearance Asset in respect of its pre-development costs for new real estate projects being developed on racing and gaming asset lands shall not be subject to these forbearance terms, including, but not limited to, environmental studies, traffic, water and sewer impact studies, environmental impact reports and engineering and architectural plans.

•                  The forbearance terms will also not apply to:

•                  costs necessary to maintain traffic counts or water, sewer or other utility rights requiring a continued racing or gaming use in order to protect, as of right, entitlements; racing or gaming use losses, if any, incurred during the entitlement process shall be excluded from the forbearance terms;

•                  the acquisition and post-bankruptcy initial costs incurred in respect of the racing and gaming assets to December 31, 2010;

•                  any capital expenditure in respect of a Forbearance Asset which will improve the cash flows of the Company; and

•                  any emergency expenditure to protect an asset or repair damage including those caused by storms, hurricanes, floods, earthquakes, fires or court or governmental agency order.

•                  If the Company breaches these forbearance terms in respect of a Forbearance Asset, including without limitation by exceeding the maximum forbearance amount in respect of a Forbearance Asset determined by the special committee for any year, the special committee will recommend to the Board of Directors appropriate action to be taken by the Company to remedy such breach, including, without limitation, the sale of that Forbearance Asset or the conversion of that Forbearance Asset to highest and best-use, recognizing that the Company may require a reasonable period of time to implement this action.

•                  While the Company’s objective is to operate each Forbearance Asset on a stand-alone, self-sustaining basis, the Company may provide the following administrative and office services in respect of the Forbearance Assets:

•                  Managerial and supervisory support from senior management;

•                  Non-managerial administrative support services at cost (i.e. payroll, treasury services, tax consulting, administrative systems support, including access to shared software);

•                  Insurance policies and coverage, at appropriate pro-rated cost; and

•                  RRSP and other retirement plans, at cost.

•                  The special committee will determine which racing and gaming assets are Forbearance Assets and the forbearance terms that are applicable to each Forbearance Asset on an annual basis.  Each entity directly owning a Forbearance Asset will be known as a “Forbearance Entity”.

Subject to the general principles set out above: neither the Company nor any person controlled by the Company (excluding the Forbearance Entities, any entity that is outside the scope of these forbearance terms under the general principles set out above and the other entities controlled by the Company that directly own racing and gaming assets) will, except (i) in compliance with the then applicable annual forbearance terms in respect of a Forbearance Asset established by the Board of Directors upon a favourable recommendation of the special committee or (ii) after obtaining a favourable recommendation from the special committee and approval of the Board of Directors:

(a)                                  enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business; or

(b)                                 make any debt or equity investment in, provide any guarantee of the indebtedness or other obligation of, or otherwise give financial assistance to, any Forbearance Entity.

These forbearance terms may be amended or waived by the Board of Directors based on a favourable recommendation of the special committee in respect of any such amendment or waiver.

MEC Asset Sales

The Debtors’ Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Bankruptcy Court in the Chapter 11 cases. The auction process was suspended as a result of the MEC Plan, which addressed the disposition of the Debtors’ remaining assets.

On the Petition Date, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Austria for a purchase price of approximately 4.6 million euros ($6.0 million).  The transaction was completed on April 28, 2009.

On July 31, 2009, the Bankruptcy Court approved the Debtors’ motion for authorization to sell for 6.5 million euros the assets of one of MEC’s non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID’s controlling shareholder.  The sale transaction was completed on October 1, 2009.

On August 26, 2009, the Bankruptcy Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex, for certain contingent future payments.  The sale was completed on September 1, 2009.

On August 26, 2009, the Bankruptcy Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers.  Following an auction, no additional offers were received, and on September 15, 2009, the Bankruptcy Court approved the sale of Remington Park to Global Gaming RP, LLC.  The sale of Remington Park was completed on January 1, 2010.  On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender.  The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the MEC Plan, on May 3, 2010.

Loans Receivable from MEC

On April 30, 2010, the outstanding balance of the loans receivable from MEC was settled as part of the MEC Plan. These loans were comprised of: the 2007 MEC Bridge Loan, the MEC Project Financing Facilities, the 2008 MEC Loan and a secured non-revolving debtor-in-possession financing facility.  For further information, see note 3(a) of the consolidated financial statements in respect of the year ended December 31, 2010.

Following an auction, on September 2, 2009, the Bankruptcy Court approved the sale of the Ocala lands to a third party for $8.1 million, and the sale closed on September 17, 2009.  On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility.  On February 8, 2011, the parties amended the terms of the acquisition to provide that the purchaser would (i) pay $32.0 million in cash and issue a $15.0 million note (bearing interest at 5.0% per annum and will be repaid in three $5.0 million installments plus accrued interest every nine months from the date of closing) to MI Developments US Financing Inc. at closing and (ii) fund any other costs, expenses and capital expenditures of the racetrack prior to the anticipated closing date.  The sale of Lone Star LP is anticipated to be completed during the third quarter of 2011, subject to regulatory approval.

Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender.

Following an auction, on May 25, 2010, the Court approved the sale of Thistledown to a third party for $43.0 million and the sale closed on July 27, 2010. On July 29, 2010, the Debtors paid the first $20.0 million ($19.9 million, net of transaction costs) of the proceeds to the MID Lender in accordance with the MEC Plan.

Racing Properties

Santa Anita Park

Santa Anita Park is located on approximately 305 acres of land in Arcadia, California.  It opened for thoroughbred racing in 1934 and is home to both the Santa Anita Derby and the Santa Anita Handicap.  Santa Anita’s 2009/2010 racing operations were seasonal, beginning on December 26, 2009 and concluding on April 18, 2010.  Santa Anita’s facilities include a large art deco style grandstand structure with seating for approximately 26,000 customers, as well as standing room for approximately 50,000 customers.  Santa Anita Park has a one mile oval dirt track, as well as a 7/8 mile turf course and stalls for approximately 2000 horses.

Gulfstream Park

Gulfstream Park is located on approximately 250 acres of land in the cities of Hallandale and Aventura, Florida.  Its racing operations for 2010 included hosting 33 graded-stakes events with prize purses worth more than $8 million.  Gulfstream Park’s 2010 racing operations were seasonal, beginning on January 3, 2010 and concluding on April  24, 2010.  Gulfstream Park’s facilities include a 320,000 square foot grandstand, a dirt course of approximately 1.1 miles, a one mile turf course, a casino offering approximately 850 slot machines and 21 high-stakes poker tables.  Gulfstream Park includes a 50% interest in an entertainment complex managed by Forest City Enterprises.  The first phase opened in February 2010 and comprises of 408,000 square feet of retail space and 89,000 square feet of office space. When completed, the complex will comprise 750,000 square feet of retail/entertainment space, 120,000 square feet of office space, a 2,500 seat cinema, 500 hotel rooms and 1,500 condominium units.

Golden Gate Fields

Golden Gate Fields is located on approximately 136 acres of land in the cities of Albany and Berkeley, California.  Golden Gate Fields hosts racing events throughout the year and is not restricted to a seasonal schedule.  It has a one-mile track and a 7/8 mile turf course, stalls for over 1,350 horses, a main grandstand with seating for approximately 8,000 customers, a clubhouse with seating for 5,200 customers and a turf club with seating for 1,500 customers.

Maryland Jockey Club — Laurel Park and Pimlico Race Course

The Maryland Jockey Club includes two racing venues comprising 403 acres of land located in the Greater Baltimore, Maryland — Washington, D.C. area.

Laurel Park is located on approximately 287 acres of land in Anne Arundel County, Maryland and is adjacent to and shares the same commuter railway station as MID’s existing 63 acre mixed use property being developed in Howard County, Maryland.  Laurel Park’s 2010 racing operations were seasonal, beginning on January 1, 2010 and concluding on April 10, 2010.  Its facilities include a grandstand that can seat approximately 5,200 customers, a 1 1/8 mile dirt track with a seven and one half-furlong chute and a 7/8 mile turf course.

Pimlico Race Course is located on approximately 116 acres of land in the Mount Washington area of Baltimore and is the host of The Preakness Stakes®, a race which dates back to 1873 and has been run annually at Pimlico without interruption since 1909.  Pimlico’s 2010 racing operations were seasonal, beginning on April 17, 2010 and concluding on May 22, 2010.  The property includes a main grandstand that can seat approximately 13,000 customers and during the Preakness Stakes®, Pimlico can seat approximately 95,000 customers.  Pimlico has a one mile dirt track with 1 3/16 mile and 3/4 mile chutes and a 7/8 mile turf track.

Effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park, and the Bowie training centre and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties, in each case, with a wholly owned subsidiary of Penn.  For further discussion on the joint ventures with Penn, see “Material Contracts — Contribution and Membership Interest Purchase Agreement”.

Portland Meadows

Portland Meadows is located on over 100 acres of land in the Delta Park area of Portland, Oregon.  Portland Meadows’ 2010 racing operations ran from October to May.  Its facilities include a grandstand that can seat approximately 10,000 customers and its racetrack is a one mile dirt track.

Training Centres

Palm Meadows

Palm Meadows is located on approximately 286 acres of land in Palm Beach County, Florida, approximately 40 miles north of Gulfstream Park.  The facility includes a dirt track of approximately 1.1 miles, a 7/8 mile turf course, a one mile dirt jogging track, stalls for up to 1,325 horses and a 60,000 square foot compost building.

Bowie Training Centre

The Bowie Training Center is located on approximately 162 acres of land in Bowie, Maryland, 20 miles north of downtown Washington, D.C.  The facility includes approximately 1,000 stalls, a one-mile oval dirt main track and a 1/4 mile covered dirt track, 17 barns and dormitories capable of accommodating up to 224 grooms. Originally opened in 1914 as a racetrack, the property has been used since 1985 as a year-round training centre to support thoroughbred racing at Pimlico and Laurel Park.

Account Wagering and Television Operations

AmTote

AmTote International is based in Hunt Valley, Maryland.  With its systems installed in more than 100 locations around the world, AmTote is one of the premiere suppliers of pari-mutuel systems and services.  AmTote’s products include wireless terminals, voice betting, Internet betting and instant racing.  AmTote has over 90 customers worldwide and over 300 employees in the U.S., Canada and Australia.

XpressBet®

XpressBet® is an advanced deposit wagering service that offers secure pari-mutuel wagering on racing online and by telephone.  Established in 2002 and based in the United States, XpressBet, LLC is licensed in several states and offers wagering on over 200 race tracks.  The XpressBet® service provides up-to-the-minute racing information, race program information, real time audio and video streaming and an easy to use betting screen.

Player Management Group

Player Management Group, LLC (“PMG’) is an advanced deposit wagering service that offers secure pari-mutuel wagering on racing online and by telephone.  Established in 2009 and based in the United States, PMG holds a Multi-Jurisdictional License from the State of Oregon.  PMG currently offers wagering on over 100 race tracks and events.   PMG is an incentive based service available only to a select group of higher end players.

MID Global Wagering Solutions LLC

MID Global Wagering Solutions LLC (“Global Wagering Solutions”) provides services including MagnaBet™.  The MagnaBet™ service allows customers to view selective races through video-streaming in real-time and may place pari-mutuel wagers on races through the MagnaBet™ website which is managed by XpressBet®.   XpressBet® also processes wagers made via the MagnaBet™ websites through its Oregon Hub.

Horse Racing TV

Horse Racing TV, also known as “HRTV”, is a 24-hour television based multimedia network dedicated to horseracing.  It also features other forms of equestrian competition, original programming and award-winning documentaries covering a variety of racing and general equestrian topics. HRTV is available on channel lineups throughout the country and on DISH Network as well as AT&T’s U-Verse and Verizon’s FIOS service.  MID owns a 50% joint venture interest in HRTV.

Racing, Gaming and Other Revenues

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry’s top horses and trainers; inclement weather; and changes in the economy.

During the  period from the date the Transferred MEC Assets were transferred to MID to December 31, 2010, our racetracks hosted a total of 155 live race days as follows: Golden Gate Fields (102 live race days), Santa Anita Park (5 live race days), Pimlico Race Course (12 live race days) and Portland Meadows (36 live race days).  Gulfstream Park did not host any live race days during this period but operated as a simulcast facility with a slots and poker operation.

During 2010, racing, gaming and other revenues were $183.9 million, with no comparable figures as a result of MID’s acquisition of the Transferred MEC Assets effective April 30, 2010.  Our operations which generated the most significant revenues were as follows:

•                  California operations had revenues of $56.3 million during 2010 which reflected revenues generated by Golden Gate Fields of $40.3 million and Santa Anita Park of $16.0 million. Average daily revenues at Golden Gate Fields were reflective of recent national trends in the horse racing industry (Source Equibase Company LLC; The Jockey Club). Santa Anita Park operated as a simulcast venue for the majority of the year, but hosted 5 live race days in the fourth quarter of 2010.

•                  Florida operations had revenues of $47.5 million during 2010. Gulfstream Park did not host live racing but operated as a simulcast facility with a slots and poker operation. The slots and poker operations generated revenues of $34.4 million, pari-mutuel operations generated revenues of $9.7 million and the food and beverage operations at Gulfstream Park generated revenues of $2.4 million.  The Palm Meadows Training Center operation was open for training during the fourth quarter of 2010 and generated stable rental and other revenue of $1.0 million.

•                  Prior to entering into joint venture agreements with respect to the operations of MJC on July 1, 2010, Maryland operations had revenues of $27.0 million.  Pimlico Race Course hosted 12 live race days during the second quarter of 2010 including the 135th Preakness Stakes, the second race of the Triple Crown of races.

•                  Oregon operations had revenues of $7.9 million during 2010 as Portland Meadows hosted 36 live race days and operated as a simulcast venue.

•                  Revenues from our account wagering and totalisator operations were $47.0 million for the year ended December 31, 2010. Account wagering revenues were negatively impacted in 2010 by (i) certain credit card companies and financial institutions choosing to block otherwise exempt internet gambling-related transactions at XpressBet® primarily during the second half of 2010 (see “Description of Our Racing and Gaming Business — Government Regulation Impacting the Racing and Gaming Business — Xpressbet®”); (ii) national wagering trends; and (iii) horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. Our totalisator operations were similarly impacted by these recent trends.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the “mutuel pool”) and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the “take-out”) on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our pari-mutuel wagering revenues from the following primary sources:

•                  Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;

•                  Wagers placed at our racetracks’ simulcast wagering venues or our OTB facilities on races imported from other racetracks;

•                  Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and

•                  Wagers placed by telephone or over the Internet by customers enrolled in XpressBet®, our account wagering platform.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 5% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate gaming revenues from our Gulfstream Park gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

We also generate non-wagering revenues which include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

We recognize racing revenue prior to our payment of purses, stakes, awards and pari-mutuel taxes. The racing costs relating to these revenues are shown as “purses, awards and other” in our unaudited interim consolidated financial statements. We recognize gaming revenue prior to our payment of taxes and purses. The gaming costs relating to these revenues are also shown as “purses, awards and other” in our unaudited interim consolidated financial statements.

Our operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

Racing Industry Trends

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle is down 7.3% in 2010 in comparison to 2009. This follows a decrease in total industry handle from 2007 to 2009 of 16.4% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

Competition

We face numerous sources of competition. We compete with other racetracks for customers both with respect to attendance at our racetracks and in the simulcast wagering markets. We also compete with other racetracks for horses, jockeys and backstretch personnel. Certain of our competitors operate in jurisdictions which permit alternative gaming at racetracks, which enhances their ability to compete for horsemen by offering larger purses and attracts additional potential customers to their facilities. One of our competitors, Churchill Downs, has been in operation for a much longer period of time than we have and may have greater name recognition. We expect this competition from other racetracks to intensify as new gaming operators enter our markets and existing competitors expand their operations and consolidate management of multiple racetracks.

We also compete for customers with other sports, entertainment and gaming operators, including casinos and government-sponsored lotteries. We also compete with Internet and other account wagering gaming services that allow their customers to wager on a wide variety of sporting events and Las Vegas-style casino games from home, many of which are currently operating from off-shore locations in violation of U.S. law by accepting wagers from U.S. residents.

Gaming companies that operate on-line and offer internet-based wagering services often do not have the same level of overhead as we do as they do not have similar capital expenditure requirements, which often results in those companies being able to offer services at discount prices. In addition, while we are required to pay certain percentages of handle to local horsemen, state regulatory agencies and other possible entities in accordance with applicable U.S. federal and state law and horse industry regulations, off-shore on-line operators are often not required to pay such amounts to local horsemen, regulators or other entities, which means those operators are able to attract U.S. based customers by offering rebates traditional U.S. based operations, like ours, cannot afford to offer.

As we continue to develop our account wagering operations, including telephone, Internet and interactive television wagering, we expect our competition with other account wagering operators to also increase. In addition, our ability to conduct account wagering on races from racetracks that we do not own is dependent on our ability to enter into agreements with those racetracks whereby we obtain account wagering rights. Certain racetracks, including those currently operated by the New York Racing Association, have entered into contracts with other account wagering operators, granting such operators exclusive rights to accept certain types of account wagering on their races. We may not be able to obtain access, on terms that are acceptable to us, to racing content from racetracks not owned by us for our account wagering operations as a result of these exclusive arrangements or otherwise.

Government Regulation Impacting the Racing and Gaming Business

Horse racing is a highly regulated industry (see “Risk Factors —Risk Related to Our Racing and Gaming Business — Government Regulation and Approvals”). In the U.S., individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by regulatory authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

In the U.S., interstate pari-mutuel wagering on horse racing is also subject to the federal Interstate Horseracing Act of 1978 and the federal Interstate Wire Act of 1961. As a result of these two statutes, racetracks are able to commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

With respect to our racetracks, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

California

In California, the California Horse Racing Board (“CHRB”) is responsible for regulating the form of wagering, the length and conduct of meets and the allocation and distribution of pari-mutuel wagers within the limits set by the California legislature. Applications are filed for Los Angeles Turf Club, Incorporated to conduct a race meet at Santa Anita Park, Pacific Racing Association to conduct two race meets at Golden Gate Fields and XpressBet®, as an out-of-state account wagering hub, to place wagers on behalf of California residents.  At present, the CHRB has not licensed other thoroughbred racetracks in Southern California to conduct racing during the time that Santa Anita Park conducts racing.  However, night quarter horse racing is conducted at Los Alamitos Race Course in Southern California during portions of Santa Anita’s meets.  As with the Southern California market, the CHRB has not licensed other thoroughbred racetracks in Northern California to conduct racing during the time Golden Gate Fields conducts racing.  Currently, there are two other licensees in California that are licensed to conduct account wagering in that state.  After we acquired the three California licensed subsidiaries as part of the Transferred Assets pursuant to the Plan, the CHRB requested license amendments for each of these three California licensed subsidiaries.  As part of this amended license application process, on July 22, 2010, the CHRB agreed to extend the existing licenses of the Los Angeles Turf Club, Incorporated, Pacific Racing Association and XpressBet® advance deposit wagering until December 26, 2010 and also agreed to extend the existing waiver of Business and Professions Codes sections 19483 and 19484 prohibiting common ownership of racing licenses, in order for us to prepare and submit to the CHRB a comprehensive plan setting forth our intended business practices and procedures for operation of Santa Anita Park and Golden Gate Fields as thoroughbred horse racing venues, as well as the operation of XpressBet® as an account deposit wagering platform accepting wagers from California residents. This comprehensive plan was submitted to the CHRB and was the subject of CHRB discussion at its September 16, 2010 meeting but was instead carried over to the CHRB’s November 9, 2010 meeting.  On November 9, 2010, the CHRB granted waivers to the Company under Sections 19483 and 19484 of the California Business & Professional Code with respect to MID’s ownership of Santa Anita Park, Golden Gate Fields and XpressBet®.

Our financial condition and operating results could be materially adversely affected by legislative changes or action by the CHRB that would increase the number of competitive racing days, reduce the number of racing days available to us, authorize other forms of wagering, grant additional licenses authorizing competitors to conduct account wagering, discontinue the waiver of provisions prohibiting common ownership of racing licenses, or remove or limit our authority to conduct racing, simulcast operation or account wagering in California as it is currently being conducted.

Historically, the CHRB has granted Santa Anita Park an annual license to operate 17 weeks of live racing, commencing in late December and continuing through mid-April. For 2011, Santa Anita Park has also been granted 6 weeks of live racing from late September through early November. There is no guarantee that any particular race days will be granted to Santa Anita Park for subsequent years.

Maryland

In Maryland, the Maryland Racing Commission approves annual licenses for racetracks to conduct thoroughbred and standardbred horse races with pari-mutuel wagering. However, Maryland’s racing law effectively provides that except for Pimlico and Laurel Park, the Maryland Racing Commission may not issue thoroughbred racetrack licenses or thoroughbred race dates to any racetracks that have a circumference of at least one mile and are located within the Baltimore and Washington, D.C. markets. Other than a track located in Timonium, Maryland (a northern suburb of Baltimore), which has a racetrack circumference of less than one mile and which typically conducts an eight-day race meeting in connection with the Maryland State Fair, the Maryland Racing Commission has not approved a thoroughbred track license or thoroughbred race dates for any racetrack in either the Baltimore or Washington, D.C. markets. The Maryland Racing Commission approved the transfer of the Maryland racing entities to us as part of the Transferred MEC Assets pursuant to the MEC Plan. As a result of MEC’s Chapter 11 bankruptcy filing on March 5, 2009, however, audited financial statements were not provided to the Maryland Racing Commission for Laurel Racing Assoc., Inc. (“LRA”) and Pimlico Racing Association, Inc., our racing licensees in Maryland, for fiscal years 2008 and 2009 in accordance with legislative requirements. We are currently working with the Maryland Racing Commission to resolve this issue.

On May 6, 2010, MID and Penn announced the intention to establish joint ventures in respect of the Company’s Maryland racing and gaming assets.  On June 28, 2010, the Maryland Racing Commission approved the continued licensure of Laurel Racing Assoc., Inc. and The Maryland Jockey Club of Baltimore City, Inc. to own and operate Laurel Park and Pimlico Race Course subject to MID and Penn through a subsidiary, submitting a business/operating plan respecting the joint venture Maryland racing operations on or before September 30, 2010. As a result of this approval, the joint venture transaction closed on July 1, 2010.

In November 2008, the voters of Maryland approved an amendment to the constitution that legalized the potential for slot facilities in five Maryland counties. One of these counties is Anne Arundel County in which Laurel Park is situated. The Maryland Video Facilities Lottery Location Commission (“VLT Location Commission”) was formed to accept bids for video lottery slot machine licenses. On February 2, 2009, LRA filed an application for a video lottery facility terminal license without the initial license fee deposit. This application was rejected by the VLT Location Commission. LRA formally filed appeals before the Maryland State Board of Contract Appeals to preserve its rights. LRA filed a notice of dismissal of the appeals before the Maryland State Board of Contract Appeals on March 1, 2011.

On December 9, 2009, the Commission conditionally awarded the future video lottery terminal license in Anne Arundel County to PPE Casino Resorts Maryland, LLC (“PPE”) contingent on zoning approval. On December 21, the Anne Arundel County Council passed Bill 82-09, which authorizes conditional use zoning for a video lottery facility within Anne Arundel County at all W1 Industrial Park zoning districts and regional commercial complexes, which include both Arundel Mills Mall and Laurel Park. A petition was circulated to repeal Bill 82-09. On February 23, 2010, PPE filed a complaint (subsequently amended) against Anne Arundel County Board of Supervisors of Election for declaratory and injunctive relief testing the validity of the petition. The complaint was based on allegations of fraud during the signature collection process and that Bill 82-09 was not the proper subject of a referendum. On June 25, 2010, the Circuit Court for Anne Arundel County ruled against PPE on all claims except the question of referability. The Circuit Court decided that Bill 82-09 was part of an integral and interrelated State appropriation and, thus, nonreferable. An appeal was filed and on July 20, 2010, the Maryland Court of Appeals ordered that the judgment of the Circuit Court for Anne Arundel County be reversed and the case was remanded to that court with instructions to enter an order directing that the referendum be placed on the ballot at the November 2, 2010 general election. The result of the ballot on November 2, 2010 was unfavourable in that the previously approved zoning for the Anne Arundel VLT facility was granted to Arundel Mills Mall but not to Laurel Park. As a result, MJC will continue to assess its options going forward.

MJC and Penn had been granted an extension to submit their joint business plan pending the outcome of the November 2, 2010 referendum. On December 22, 2010, an agreement was reached between MJC and Maryland Thoroughbred Horsemen’s Association (“MTHA”) and Maryland Horse Breeders’ Association, Inc. (“MHBA”) whereby MJC agreed to conduct 146 live racing days in 2011 and MTHA and MHBA agreed to make a contribution of $1.7 million to MJC for the year 2011 as additional funding for the operation of the race meets at Laurel Park and Pimlico. This agreement was conditioned upon an allocation of funds to MJC from the state of Maryland in the amount of $3.5 million to $4.0 million to support the agreed racing schedule. This agreement was approved by the Maryland Racing Commission. No amounts have been received as of yet.

Florida

In Florida, the Division of Pari-Mutuel Wagering considers applications for annual licenses for thoroughbred, standardbred and quarter horse meetings with pari-mutuel wagering and the operation of slot machine gaming and poker rooms. On August 23, 2010, the Division of Pari-Mutuel Wagering issued an order approving the issuance of Gulfstream Park Racing Association, Inc.’s (“GPRA”) shares to MI Developments Investments Inc., our wholly-owned subsidiary, after a suitability review by the Division of Pari-Mutuel Wagering consistent with section 550.1815, Florida Statutes, of any holder of a more than 10% ownership in an entity which possesses a pari-mutuel permit or slot machine license.

On July 1, 2010, Florida Senate Bill 788 was enacted into law. This law reduced the tax on gross gaming revenue on slot machines at pari-mutuel facilities in Florida from 50% to 35%. In addition, the change in the law allows a quarter horse permittee located in Miami-Dade County to be eligible for a full slot machine license (2,000 machines) and the operation of a poker room (no limitation on table number). GPRA currently holds a quarter horse permit for Miami-Dade County.

Oregon

In Oregon, the Oregon Racing Commission approves annual licenses for horse and greyhound racetracks, and multi-jurisdictional account wagering hubs. The Oregon Racing Commission has not licensed any operators of horse racetracks in the Portland area, other than Portland Meadows. Portland Meadows received its racing license for the 2010— 2011 meet on July 7, 2010.

XpressBet®

In addition to conducting live horse racing with pari-mutuel wagering at our various tracks in the U.S., we conduct telephone and internet account wagering through our subsidiary, XpressBet® and other affiliated entities. XpressBet® currently holds a license to serve as a multi-jurisdictional account wagering hub by the Oregon Racing Commission which expires June 30, 2011. The Oregon license enables XpressBet® to open accounts and accept wagering instructions on behalf of U.S. citizens in respect of horse and dog races and to open accounts and accept wagering instructions on behalf of non-U.S. citizens in respect of horse races. XpressBet® also holds account wagering licenses issued by the California Horse Racing Board, the Idaho Racing Commission, the Illinois Racing Board, the Montana Board of Horse Racing, the Virginia Racing Commission and the Washington Horse Racing Commission. XpressBet® also has received regulatory approvals from the Maryland Racing Commission and the Massachusetts Racing Commission to open accounts and place wagers on behalf of residents from those states. The two entities that conduct horseracing and pari-mutuel wagering at The Meadows racetrack in Washington, Pennsylvania are entitled to serve as a Pennsylvania-based account wagering hub by virtue of their annual licenses to conduct standardbred racing and pari-mutuel wagering. XpressBet® has an agreement with the entities that conduct horseracing and pari-mutuel wagering at The Meadows to provide account wagering services to those entities’ account holders and to conduct their respective account wagering operations under the brand XpressBet®. In accordance with its multi- jurisdictional hub license from Oregon and, to the extent applicable, state-based requirements imposed by states where it is licensed or otherwise approved, XpressBet® opens wagering accounts on behalf of residents from various states and countries and processes wagering instructions from those account holders in respect of races conducted throughout the U.S. and in other countries.

Laws governing account wagering in the U.S. vary from state to state. Currently, approximately 21 states have expressly authorized some form of account wagering by their residents. A smaller number of states have expressly prohibited pari-mutuel wagering and/or account wagering. The remaining states have authorized pari-mutuel wagering but have neither expressly authorized nor expressly prohibited their residents from placing wagers through account wagering hubs located in different states. We believe that the amendment to the Federal Interstate Horseracing Act of 1978, clarified that an account wagering operator may open accounts on behalf of and accept wagering instructions from residents of states where pari-mutuel wagering is legal and where providing wagering instructions to account wagering operators located in other states is not expressly prohibited by statute, regulation or other government restrictions. Although our account wagering operations are conducted in accordance with what we believe is a valid interpretation of applicable state and federal law, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. The amendment to the Federal Interstate Horseracing Act of 1978 may not be interpreted similarly by all interested parties, and there may be challenges to our account wagering activities or those of other account wagering operations by both state and federal law enforcement authorities, which could have a material adverse effect on our account wagering business which, in turn, could have a material adverse effect on our business, financial conditions, operating results and performance.

The Unlawful Internet Gambling Enforcement Act became effective September 30, 2006, which prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling.  The law contains an exemption for pari-mutuel wagers placed pursuant to the Federal

Interstate Horseracing Act of 1978. The U.S. Treasury Department, in consultation with the U.S. Federal Reserve Board and the U.S. Department of Justice, issued regulations which could potentially benefit all or a portion of our account wagering operations.  However, during the third quarter of 2010 some financial institutions commenced blocking internet gambling transactions which have negatively impacted XpressBet’s operations. We are currently considering other options to manage our account wagering transactions.

In addition to placing account wagers on behalf of U.S. residents, we also place wagers on behalf of account holders who reside in countries other than the U.S. In the case of foreign-based account wagers, they are placed either directly or indirectly through our Oregon-licensed XpressBet® subsidiary. Regardless of which entity processes a wager, we comply with the regulatory requirements imposed by each of the jurisdictions that have licensed us to accept wagers from non-U.S. residents. The laws regarding account wagering by residents of countries other than the U.S. vary from country to country, and we seek to understand and comply with those laws to the greatest extent possible. As with any issue that turns on the interpretation of legal requirements, it is possible that law enforcement authorities from these foreign jurisdictions may disagree with our interpretation of their laws in respect of account wagering and seek to challenge our ability to place account wagers on behalf of their residents. In certain cases, such challenges could have a material adverse effect on our business, financial conditions, operating results and prospects, including the licenses we hold to conduct horse racing and pari-mutuel wagering (including account wagering) in the U.S.

Employees

As of December 31, 2010, the Racing and Gaming Business employed approximately 2,400 employees, approximately 1,400 of whom were represented by unions.  Due to the seasonal nature of the live horse racing industry, the number of our seasonal and part-time employees will vary considerably throughout the year.

RISK FACTORS

This section describes the material risks affecting our business, financial condition, operating results and prospects.  There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

In addition to the other information contained in this Annual Information Form, you should carefully consider the risks described below.  If any of these risks are realized, our business, financial condition, operating results or prospects could be materially adversely affected.

Risks Related to Our Real Estate Business

Substantially all of the Real Estate Business’ revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group’s businesses will also affect us.

At December 31, 2010, all but 14 of our income-producing properties are leased to the Magna group.  As at December 31, 2010, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 98% of our annualized lease payments.

The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix”.

We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties.  Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years.  We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all.  Moreover, particularly in light of the pressures in the automotive industry and Magna’s current plant rationalization plan our disputes with certain of MID’s shareholders (as discussed above under “Company Overview — Our Relationship with Magna”), the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate and annualized lease payments.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions.  We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group’s future growth.  However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past.  The Magna group’s inability to maintain its historical level of growth would likely adversely affect our growth and  the level of annualized lease payments that we receive. See “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio”.

MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.  If the scope of Magna’s rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded.  Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

We are subject to risks affecting the automotive parts industry.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group’s operations in the automotive parts sector:

•                  A slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna’s profitability and financial condition;

•                  The continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna’s profitability;

•                  The bankruptcy of any of our major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna’s profitability and financial condition;

•                  The deterioration of the financial condition of some of Magna’s suppliers as a result of economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna’s profitability;

•                  Magna may not be able to compete as successfully as some of its competitors in certain product or geographic areas which could have an adverse effect on Magna’s operations and profitability;

•                  A reduction in outsourcing by Magna’s customers or loss of material production or assembly programs, combined with a failure to secure sufficient alternative programs could have a material adverse effect on Magna’s profitability;

•                  A shift away from technologies in which Magna is investing could have a material adverse effect on its profitability and financial condition;

•                  Termination or non-renewal of a production purchase order by a customer could have an adverse effect on Magna’s profitability;

•                  Magna’s short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations or other significant, non-recurring costs;

•                  Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on its profitability;

•                  Magna’s inability to diversify its sales could have a material adverse effect on its profitability;

•                  Shifts in market shares among vehicles or shifts away from parts Magna produces could have a material adverse effect on its profitability;

•                  Magna may not be able to successfully compete against suppliers with operations in developing markets, which could have an adverse effect on Magna’s profitability;

•                  Magna is exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on Magna’s profitability;

•                  The failure of one or more major financial institutions could affect the amount of credit available to Magna or subject it to counterparty risk in connection with derivative transactions, which could adversely affect its financial condition;

•                  Significant long-term fluctuations in relative currency values could have an adverse effect on Magna’s profitability and financial condition;

•                  Magna’s failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on its profitability;

•                  The continuation or intensification of pricing pressures and pressure to absorb additional costs could have an adverse effect on Magna’s profitability;

•                  Warranty and recall costs could have a material adverse effect on Magna’s profitability and financial condition;

•                  Magna’s inability to mitigate its exposure to elevated commodities prices, as well as energy prices, could have a material adverse effect on its profitability;

•                  Scarcity of critical commodities necessary for the production of alternative-energy vehicles may negatively Impact the viability or longevity of certain alternative-energy technologies which could have an adverse effect on Magna’s profitability;

•                  Changes in Magna’s mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on its profitability;

•                  Magna’s profitability may be materially adversely affected by its inability to utilize tax losses or because of tax exposures it faces;

•                  Legal claims against Magna could have a material adverse effect on its financial position;

•                  Unionization activities at some of Magna’s facilities could adversely affect its profitability;

•                  Work stoppages and other labour relations disputes could have an adverse effect on Magna’s profitability;

•                  A change in credit ratings assigned to Magna could impact its cost of borrowing which could have an adverse effect on its profitability;

•                  Significant changes in laws and governmental regulations could have an adverse effect on Magna’s profitability; and

•                  Environmental laws and regulations could have an adverse effect on Magna’s financial condition or profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Our non-industrial development business is subject to a number of risks commonly associated with the land development industry.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development.  While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so.  In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity.  In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects. See “Risks Related to the Real Estate Industry” below.

Our international investments are subject to foreign currency fluctuations, which could reduce our revenues and increase our costs, and any future hedging transactions may limit our gains or result in losses for us.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business’ revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. See the chart titled “Income-Producing Property Portfolio — Breakdown of Annualized Lease Payments at December, 31 2010 by Country” in “Description of Our Real Estate Business — Principal Markets in Which the Real Estate Business Operates — Geographic Diversification of Our Income-Producing Property Portfolio” above. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

Leases representing the majority of our total leaseable area expire in 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See “Description of Our Real Estate Business — Leasing Arrangements — Restrictions on Sales and Tenant Rights to Purchase”.

We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Risks Related to Our Controlling Shareholder

We are currently controlled by the Stronach Trust.

As of March 11, 2011, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares. Those shares represent approximately 0.78% of our total outstanding shares and approximately 56.8% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is deemed to control MID and is able to elect all our directors. Subject to applicable law regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.  If the Proposed Reorganization is implemented, the Stronach Trust will cease to control MID.

Our controlling shareholder and our Chief Executive Officer and Chairman have interests in Magna that could conflict with the interests of other holders of our shares.

Mr. Frank Stronach, our Chief Executive Officer and Chairman and the Chairman of Magna, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.  Taking into account the shares directly or indirectly owned by, or over which direct or indirect control or direction is exercised by, the Stronach Trust and certain acquisition corporations and estate planning vehicles, associates of Mr. Stronach control approximately 67.1% of the votes carried by MID’s outstanding Class A Subordinate Voting and Class B Shares.

Prior to August 31, 2010 Magna was controlled by M Unicar, a Canadian holding company whose shareholders consisted of the Stronach Trust (of which Mr. Stronach and three other members of his family are trustees) and certain members of Magna’s management.  M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 66% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar.  Effective August 31, 2010, Magna’s dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interests in Magna; however the Stronach Trust did indirectly receive 9,000,000 common shares of Magna, which represented 7.44% of the outstanding shares and control over a joint venture between affiliates of Magna and the Stronach Trust in respect of Magna’s vehicle electrification business.

As a result of these relationships, the interests of the Stronach Trust and our Chairman may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect in the future, particularly with Magna. Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

Leases with the Magna group.

Virtually all the Real Estate Business’ revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna or prior to the cessation of control of Magna by the Stronach Trust. When these leases were entered into, the parties intended for the leases to have arm’s length commercial terms.

Risk Factors Relating to the Proposed Reorganization

For a discussion of certain risks relating to the Proposed Reorganization, please refer to the “Risk Factors Relating to the Arrangement” section in the Management Information Circular in respect of the Proposed Reorganization dated February 22, 2011 filed on SEDAR at www.sedar.com and are hereby incorporated by reference herein.

Risks Related to the Real Estate Industry

Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property.  The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred.  We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing.  For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly.  Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property.  Moreover, governments can, under eminent domain laws, take real property.  Sometimes this taking is for less compensation than the owner believes the property is worth.  Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•                  construction delays or cost overruns that may increase project costs;

•                  receipt of zoning, occupancy and other required governmental permits and authorizations;

•                  development costs incurred for projects that are not pursued to completion;

•                  natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•                  ability to raise capital; and

•                  governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna’s plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets.  In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease.  Renewal options are generally based on changes in the consumer price index or prevailing market rates.  Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place.  Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers’ operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant.  In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants.  Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected.  The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property.  Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.  In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral.  Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials.  As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition.  We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition.  Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Risks Related to Our Racing and Gaming Business

Government Regulations and Approvals

The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which we own or operate a racetrack, could adversely affect our business or prospects.

Florida currently allows alternative gaming to be conducted at Gulfstream Park. Oregon permits a limited number of video lottery terminal machines to be operated at our racetrack and our network of off-track betting centers, as well as bars and taverns located throughout the state.  (For Maryland see “Description of Our Racing and Gaming Business — Government Regulation Impacting the Racing and Gaming Business — Maryland”).

In the event that alternative gaming legislation is enacted in additional jurisdictions, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If we proceed to conduct alternative gaming at any of our racetracks, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack’s operations and profitability.

Both our pari-mutuel gaming and alternative gaming activities at racetracks are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect our business.  In addition, compliance with new requirements mandated by regulators can represent a significant cost and, in the event those requirements must be met quickly, could lead to operational difficulties.

All our pari-mutuel wagering and alternative gaming operations at racetracks are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All our current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely. We may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of our pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and wagering, simulcast wagering, account wagering and alternative gaming at racetracks must be obtained from each jurisdiction’s regulatory authority, in many cases annually. The denial, loss or non-renewal of any of our licenses, registrations, permits or approvals may materially limit the number of races we conduct or the form or types of pari-mutuel wagering and other gaming activities we offer, and could have a material adverse effect on our business. In addition, we currently devote significant financial and management resources to complying with the various governmental regulations to which our operations are subject. Any significant increase in governmental regulation would increase the amount of our resources devoted to governmental compliance, could substantially restrict our business, and could materially adversely affect our operating results.

Any future expansion of our pari-mutuel and gaming operations will likely require us to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

The high degree of regulation in the pari-mutuel and gaming industry is a significant obstacle to our growth strategy, especially with respect to alternative gaming at racetracks and account wagering, including telephone, interactive television and internet-based wagering. Currently, non-pari-mutuel gaming is only offered at two U.S. racetracks we own,  Gulfstream Park and Portland Meadows, at which we offer a limited number of video lottery terminal machines.  (For Maryland see “Description of Our Racing and Gaming Business — Government Regulation Impacting the Racing and Gaming Business — Maryland”).

Account wagering in the U.S. may currently be conducted only through hubs or bases located in certain states. Our expansion opportunities with respect to account wagering will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and we may not be successful in obtaining required legislation, licenses, registrations, permits and approvals.

In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the U.S. that amends the Interstate Horseracing Act of 1978. We believe that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the U.S. Congress passed, in September 2006, the Unlawful Internet Gambling Enforcement Act.  This act prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling.  This new law and its accompanying regulations have curtailed our account wagering operations. We may suffer a materially adverse impact on our account wagering business which, in turn could have a materially adverse impact on our business, financial condition, operating results and financial performance if there is further curtailment or we do not reacquire customers that have either reduced or ceased account wagering activities.

It also is unclear at this time the full extent to which financial institutions, such as banks, credit card companies and payment processors, will nonetheless block otherwise exempt transactions, such as those funding transactions made in connection with lawful pari-mutuel wagering on horse racing.  To the extent a large number of banks and payment processors block these otherwise exempt transactions, it could have a material adverse impact on our account wagering business which, in turn, could have a materially adverse impact on our business, financial condition, operating results and financial performance.

Finally, since the passage of the federal Unlawful Internet Gambling Enforcement Act in the U.S., it is unclear just how federal and/or state prosecutors will address wagers that involve parties from outside the U.S.  If this new act is interpreted as prohibiting international wagers, it will have a material adverse effect on our business, financial condition, operating results and financial performance.

Even before the passage of the Unlawful Internet Gambling Enforcement Act, certain financial institutions began blocking the use of credit cards issued by them for internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York.  State legislation or actions of this nature by a state’s Attorney General or state agency, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these or any other forms of legislation or practices restricting account wagering could cause our business and its growth to suffer.

Uncertainty as to the effect of Congress’ attempt to eliminate the federal income tax withholding requirement on winning wagers by foreign nationals could subject us to tax liability.

In October 2004, a bill was enacted to enable U.S. pari-mutuel wagering operators to accept wagers from foreign nationals located in foreign countries into their pari-mutuel pools. The previous law required U.S. pari-mutuel wagering operators to withhold federal income tax on any winning wagers placed by foreign nationals located in foreign countries. Any failure to withhold income tax from these wagers made the payer entity liable. We believe that the new law reflects Congress’ intent to eliminate the tax withholding requirement from winning pari-mutuel wagers placed by foreign nationals located in foreign countries. In the absence of specific rules expressing how this new law is to be interpreted, however, there is a risk that the law will be interpreted differently from Congress’ apparent intent, thus imposing an obligation on tracks to continue withholding federal income tax from winning wagers by foreign nationals located in foreign countries. This uncertainty could expose us to tax liability if it is determined that our method for accepting foreign wagers into our pools is incorrect. Any resulting tax liability imposed on us could have a material adverse impact on our revenues and financial performance.

Some jurisdictions view our operations primarily as a means of raising taxes, and therefore we are particularly vulnerable to additional or increased taxes and fees.

We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry.

Competitive Environment

Gaming companies that operate on-line and offer internet-based wagering services may materially adversely affect our operating results.

Gaming companies that operate on-line and offer internet-based wagering services often do not have the same level of overhead as we do as they do not have similar capital expenditure requirements, which often results in those companies being able to offer services at discount prices.  In addition, unlike traditional operations, like ours, these off-shore online operators often do not pay certain percentages of handle to local horsemen, state regulatory agencies and other possible entities in accordance with applicable U.S. federal and state law and horse industry regulations, which means those operators are able to attract U.S. based customers that might otherwise use our services by offering rebates we cannot afford to offer.

Our strategy of increasing international distribution of North American horse racing may not be successful.

We believe that there is a demand for North American horse racing in the international market, but we may not be correct in our belief. Our plan to distribute our content internationally has not been successfully carried out by any other company to date. We are spending financial capital and deploying human capital in an effort to capture the international market. If we are not successful, it may have a material adverse effect on our ability to meet any future revenue expectations and, therefore, our operating results.

We face significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt our operating results.

We face significant competition in each of the jurisdictions in which we operate racetracks and we expect this competition to intensify as new racetrack operators enter our markets and existing competitors expand their operations and consolidate management of multiple racetracks. In addition, the introduction of legislation enabling slot machines or video lottery terminals to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with us for the business of horse owners, trainers and customers.  Competition from existing racetrack operators, as well as the addition of new competitors, may have a material adverse effect on our future performance and operating results.

Competition from non-racetrack gaming operators may reduce the amount wagered at our facilities and on races conducted at our facilities and materially adversely affect our operating results.

We compete for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government sponsored lotteries, which benefit from numerous distribution channels, including supermarkets, service stations and convenience stores, as well as from frequent and extensive advertising campaigns. We do not enjoy the same access to the gaming public or possess the advertising resources that are available to government sponsored lotteries as well as some of our other non-racetrack competitors, which may adversely affect our ability to compete effectively with them.

We currently face significant competition from Internet and other forms of account wagering, which may reduce our profitability.

Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as our racetracks and account wagering operations. Moreover, our racetrack operations generally require greater ongoing capital expenditures in order to expand our business than the capital expenditures required by internet and other account wagering gaming operators. Currently, we cannot offer the diverse gaming options provided by many internet and other account wagering gaming operators and may face significantly greater costs in operating our business. Our inability to compete successfully with these operators could be materially adverse to our business. In addition, the market for account wagering is affected by changing technology. Our ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in our ability to expand, remain competitive and attract new customers.

XpressBet® and HRTVTM may not be able to enter into agreements with additional content owners.

TVG and Twin Spires are is the main competitors with XpressBet® in the account wagering business and TVG is the main competitor of HRTVTM in the television business. In the event TVG is able to sign other horseracing content owners to exclusive agreements for either or both of televising races and accepting account wagering on races, as has been their past business practice, those content owners will not be able to make available their content to XpressBet® (for purposes of account wagering), and HRTVTM (for purposes of televising races), respectively, which will in turn negatively impact our ability to attract additional customers.

Expansion of gaming conducted by Native American groups may lead to increased competition in our industry, which may negatively impact our growth and profitability.

In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This has led to, and may continue to lead to, increased competition and may have an adverse effect on the profitability of Santa Anita Park and Golden Gate Fields and our future growth in California. It may also affect the purses that those tracks are able to offer and therefore adversely affect our ability to attract top horses.

Several Native American groups in Florida have previously expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

A decline in the popularity of horse racing could adversely impact our business.

The popularity of horse racing is important to our operating results. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect our revenues and, therefore, our operating results.

Declining on-track attendance and increasing competition in simulcasting may materially adversely affect our operating results.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at our facilities and on races conducted at our racetracks and may materially adversely affect our business, financial condition, operating results and prospects.

Industry controversies could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase our costs, and therefore adversely affect our revenue and operating results.

In general, the pari-mutuel wagering industry is adversely affected by negative information that can erode bettor confidence. Any investigation (whether or not charges are ultimately laid) or any materially negative information arising out of an investigation by the FBI or any other federal, state or industry investigative or regulatory body, including, without limitation, any negative information concerning the internal controls and security of totalisator systems related to pari-mutuel wagering activities, may materially reduce the amount wagered on horse racing.  Such a reduction would likely negatively impact the revenue and earnings of companies engaged in the horse racing industry, including ourselves.

If we pay persons who place fraudulent “winning” wagers, we would remain liable to pay the holders of the proper winning wagers the full amount due to them.

We may be subject to claims from customers for fraudulent “winning” wagers. If we paid those claims, we would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that we paid on the fraudulent claims. We may not be able to recover that money, which would adversely affect our operating results.

Seasonality, Climate and Environmental Factors

Our operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

We experience significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at our racetracks. Generally, our revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. We have a limited number of live racing dates at each of our racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which we operate is subject to regulatory approval from year to year and, in any given year, we may not receive the same or more racing dates than we have had in prior years. We are also faced with the prospect that competing racetracks may seek to have some of our historical dates allocated to them. A significant decrease in the number of our live racing dates would likely reduce our revenues and cause our business to suffer.

Unfavourable weather conditions may result in a reduction in the number of races we hold.

Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of our operating expenses are fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce our revenues and cause our business to suffer.

An earthquake in California could interrupt our operations at Santa Anita Park and Golden Gate Fields, which would adversely impact our cash flow from these racetracks.

Two of our largest racetracks, Santa Anita Park and Golden Gate Fields, are located in California and are therefore subject to greater earthquake risks than our other operations. We do not maintain significant earthquake insurance on the structures at our California racetracks. We maintain fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, we could lose anticipated revenue and cash flow from our California racetracks.

A severe hurricane hitting the Miami area could interrupt our operations at Gulfstream Park, which would adversely impact our cash flow from this track.

Gulfstream Park is located in Hallandale Beach, Florida, just inland from the Atlantic Ocean.  Gulfstream Park has been built to withstand severe winds but significant flooding resulting from a hurricane or other tropical storm could result in significant damage to the facility. If the facility sustained serious damage, the operations and results would be negatively impacted.

We face strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect our financial results.

We are subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations.  The California Water Quality Board requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and the water table as a result of maintenance of the horse population on site. With the issuance of the permit, there are certain compliance efforts that the California Water Quality Board has requested that management address over the five-year permit period. The California Water Quality Board has not given deadlines for immediate compliance nor is our current permit at risk for non-compliance.  Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, we commenced discussions with the California Water Quality Board regarding the nature of the compliance requests and commenced the planning process as to how the Company would address these requirements. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirements.

Furthermore, we may not have all required environmental permits and we may not otherwise be in compliance with all applicable environmental requirements. Where we do not have an environmental permit but one may be required, we will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.

Various environmental laws and regulations in the U.S. impose liability on us as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by us or disposed of in other locations. Our ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain.   Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose us to additional liabilities and ongoing expenses.

Any of these environmental issues could have a material adverse effect on our business.

Union Contracts and Industry Association Agreements

We periodically enter into agreements with third parties over whom we have limited control but whose conduct could affect the licenses that we hold in various jurisdictions.

From time to time, we may enter into agreements with third parties over whom we have limited control.  Conduct arising from or related to these agreements or joint venture arrangements could have an impact on the various licenses that our subsidiaries hold in multiple jurisdictions. Such impact could have a material adverse impact on us or our financial condition, operating results or prospects, primarily through the impact associated with any loss, denial, suspension or other penalty imposed on such licenses.

The profitability of our racetracks is partially dependent upon the size and health of the local horse population in the areas in which our racetracks are located.

Horse population is a factor in a racetrack’s profitability because it generally affects the average number of horses (i.e. the average “field size”) that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as “exacta” and “trifecta” wagers). Various factors have led to both short-term and long-term declines in the horse population in certain areas of the country, including competition from racetracks in other areas, declining levels of wagering on horse racing, increased costs and changing economic returns for owners and breeders, and the spread of various debilitating and contagious equine diseases. If any of our tracks are faced with a sustained outbreak of a contagious equine disease, or if we are unable to attract horse owners to stable and race their horses at our tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at our tracks, and a competitive purse structure, our profitability could decrease. In the event other serious diseases present themselves and pose a serious threat to the horse population and/or people working in our operations, we may be required to cease operations at affected locations until such time as the threat has passed, in which case our operations would likely be negatively impacted.

We depend on agreements with our horsemen’s industry associations to operate our business.

The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races and, in some cases conduct live racing, we have written agreements with the horsemen at our racetracks, which are represented by industry associations. In some jurisdictions, if we fail to maintain operative agreements with the industry associations, we may not be permitted to conduct live racing or simulcasting at tracks or account wagering from hubs located within those jurisdictions. In addition, our simulcasting agreements are generally subject to the approval of the industry associations. Should we fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, we would lose revenues and our operating results would suffer.

If we are unable to continue to negotiate satisfactory union contracts, some of our employees may commence a strike. A strike by our employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on our business.

As of December 30, 2010, we employed approximately 2,400 employees, approximately 1,400 of whom were represented by unions. A strike or other work stoppage by our employees could lead to lost revenues and have a material adverse effect on our business, financial condition, operating results and prospects.  In addition, legislation in California in 2002 facilitated the organization of backstretch personnel. A strike by backstretch personnel could, even though they are not our employees, lead to lost revenues and therefore adversely affect our operating results.

Real Estate Ownership and Development Risks

The ownership and development of real estate held by the Racing and Gaming Business is subject to risks set out above under “Risks Factors — Real Estate Industry”.  In addition, redevelopment projects at our racetracks may result in a write down of the value of certain assets and may cause temporary disruptions of our racing operations.  The redevelopment of excess land surrounding a racetrack or replacing racing surfaces, grandstands and the backstretch facilities could disrupt operations creating not only delays to the racing season, including lost days, but the perceived inconveniences can contribute to reduced attendance.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Our Controlling Shareholder

As of March 11, 2011, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares, and as such is able to elect all our directors.  Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures.  In addition, the Stronach Trust is able to cause or prevent a change in our control.  Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

Mr. Frank Stronach, who serves as the Chairman and Chief Executive Officer of the Company and Chairman of Magna, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares. Prior to August 31, 2010, Magna was controlled by M Unicar Inc. (‘‘M Unicar’’), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management. M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares. The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar. Effective August 31, 2010, Magna’s dual-class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by Magna’s shareholders and the Ontario Superior Court of Justice, resulting in the Stronach Trust no longer having a controlling interest in Magna.

Related Party Transactions

Prior to August 31, 2010, virtually all the Real Estate Business’ revenue was obtained from “related parties”, as a result of MID and Magna being under common control.  Prior to August 31, 2010 we have entered into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements.  We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by our Board of Directors.

Proposed Reorganization

On December 22, 2010, MID announced that the Board of Directors had received the proposal for the Proposed Reorganization providing for the elimination of MID’s dual class share structure.  The proposal was made by the Initiating Shareholders and supported by the Stronach Shareholder, a company controlled by the Stronach Trust, which holds approximately 57% of the votes attaching to MID’s outstanding shares.  On January 31, 2011, MID announced that it had entered into definitive agreements with respect to the Proposed Reorganization and that the Board of Directors, after receiving the report of the special committee of independent directors, recommended that shareholders vote in favour of the Proposed Reorganization.  See “Corporate Structure — Proposed Reorganization” above.

No Assurances

There can be no assurance that transactions between us and the Stronach Trust have been or will be on the same terms as would be negotiated between arm’s length parties.  Subject to certain exemptions (which MID has availed itself of in the past and may avail itself of again in the future), rules of applicable Canadian securities regulatory authorities require issuers involved in a “related party transaction” to obtain an independent valuation and the approval of the transaction by a majority of minority shareholders.  We intend to comply with these and any other applicable regulatory requirements.  See “Risk Factors — Risks Related to Our Controlling Shareholder”.

For further information on related party transactions, please refer to notes 1, 2 and 3 to our consolidated financial statements for the year ended December 31, 2010, which notes are hereby incorporated by reference. herein.  Our consolidated financial statements for the year ended December 31, 2010 and the notes thereto are available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

Public Debt

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.  Pursuant to the terms of the indenture governing the Debentures, the aggregate principal amount of total funded debt of the Real Estate Business cannot exceed 40% of its total capitalization.  As at December 31, 2010, all of the Debentures remained outstanding.

Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of March 11, 2011, there were 46,160,564 Class A Subordinate Voting Shares, 547,413 Class B Shares and no Preference Shares issued and outstanding.  The votes attached to our Class A Subordinate Voting Shares represented 14.4% of the aggregate voting rights attached to our securities.  (See Class A Subordinate Voting Shares below.)

The following chart details options to purchase Class A Subordinate Voting Shares that were issued and unexercised at as December 31, 2010.

Number of Options	Price Cdn.$	Expiry
95,000	$12.90	August 18, 2020
405,000	$14.54	November 12, 2019
50,000	$32.21	September 17, 2017
100,000	$41.17	October 5, 2016
50,000	$35.62	December 21, 2014
135,000	$31.85	September 16, 2013

During fiscal 2010, options to purchase 95,000 Class A Subordinate Voting Shares were issued and 141,544 options were cancelled.  At December 31, 2010, the number of Class A Subordinate Voting Shares remaining available for future issuance under the Company’s Stock Option Plan, including securities issuable upon conversion of outstanding options, was 2,611,544.

Except for the options granted on November 10, 2009 and August 12, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID’s Class A Subordinate Voting Shares (of which 50,000 were cancelled on January 11, 2010). The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID entered agreements to grant to outside directors an aggregate of 95,000 stock options to acquire MID’s Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant and 50% on the first anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.  Pursuant to a resolution of the Board of Directors, as at December 22, 2010 all of the outstanding options to acquire Class A Subordinate Voting Shares vested and are immediately exercisable in accordance with their terms.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•                  to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and Class B Shares; and

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled:

•                  to 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class A Subordinate Voting Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•                  from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

If the Proposed Reorganization occurs, the above Class B Shares will be eliminated.

Stock Dividends

Under our articles of amalgamation, our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to the Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Takeover Protection

Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, our articles of amalgamation provide that our Class A Subordinate Voting Shares are convertible into our Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for our Class B Shares where:

(1)                                  by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all or substantially all holders of Class B Shares; and

(2)           no equivalent offer is made for our Class A Subordinate Voting Shares;

for the purpose of allowing the holders of our Class A Subordinate Voting Shares to tender into such offer.

Credit Facility

We have an unsecured senior revolving credit facility in the amount of $50.0 million (which was temporarily increased to $75.0 million on May 6, 2010 and reduced as scheduled to $50.0 million on November 1, 2010) that is available by way of U.S. or Canadian dollar loans or letters of credit (the “MID Credit Facility”). During the year ended December 31, 2010, the maturity date of the MID Credit Facility was extended from December 21, 2010 to December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization.  The Company is currently subject to interest at LIBOR or bankers’ acceptance rates, in each case plus 3.25%, or the U.S. base or Canadian prime rate, in each case plus 2.25%.  At December 31, 2010, the Company had Cdn. $13.0 million ($13.1 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.9 million (December 31, 2009 - $0.2 million).  The weighted average interest on the loans outstanding under the MID Credit Facility at December 31, 2010 was 5.83%.

At December 31, 2010, the Company also had a mortgage payable in the amount of $2.3 million which was fully repaid on its maturity date in January 2011.

At December 31, 2010, the Company was in compliance with all of its debt agreements and related covenants. The Company intends to amend the MID Credit Facility to allow for the change in control of the Company should the reorganization proposal close. The company expects to receive this amendment.

Santa Anita Park and Maryland Jockey Club Credit Facilities

A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under an existing credit facility with a U.S. financial institution.  The revolving loan facility was scheduled to mature on October 31, 2012 and was secured by a first deed of trust on Santa Anita Park and the surrounding real property.  This facility was due on demand as a result of MEC filing Chapter 11 petitions on the Petition Date.  In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility.

The wholly-owned subsidiary of the Company that owns and operates Santa Anita Park also had $61.1 million outstanding under its term loan facility at April 30, 2010, the date of the acquisition of the Transferred MEC Assets, with the same U.S. financial institution.  The term loan facility was scheduled to mature on October 31, 2012 and was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.  This facility was due on demand as a result of MEC filing Chapter 11 petitions on the Petition Date.  In May 2010 and July 2010, the Company fully repaid the $61.1 million outstanding under the term loan facility.

The Company’s wholly-owned subsidiaries that owned and operated 100% of MJC also had an aggregate of $12.9 million outstanding under three term loan facilities at April 30, 2010 the date of the acquisition of the Transferred MEC Assets. In May of 2010, the Company fully repaid the $12.9 million outstanding under the term loan facilities.

Credit Ratings

Our senior unsecured indebtedness, including our senior unsecured debentures, currently has a rating of BBB with a stable outlook, from DBRS and a rating of Ba1, outlook under review for a possible upgrade, from Moody’s Investors Service, Inc. (“Moody’s”).  Credit ratings and stability ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are not recommendations to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time by the rating organization.

According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality.  Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.  Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.  DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

According to Moody’s rating system, debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk.  Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

DIVIDEND POLICY

MID

Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which has been issued as of March 11, 2011) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which has been issued as of March 21, 2011).

Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements, the Company’s policy to retain a significant portion of its cash flow to fund future growth, and other relevant factors.

In 2010, the Company paid one quarterly dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of the 2009 fiscal year, a quarterly dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the first quarter of 2010 and paid two quarterly dividends of $0.10 per Class A Subordinate Voting Share and Class B Share for the second and third quarters of 2010.  The dividend was reduced by the Company’s Board of Directors as a result of the decrease in net income of the Real Estate Business.

During each of 2009, 2008, 2007 and 2006, the Company paid one quarterly dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of the prior fiscal year and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in that fiscal year. During 2005, the Company paid one quarterly dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2004 and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in fiscal 2005. During 2004, the Company paid four quarterly dividends of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2003 and each of the first three quarters in fiscal 2004.

MARKET FOR SECURITIES

Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the TSX under the symbols “MIM.A” and “MIM.B”, respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the NYSE under the symbol “MIM”.

The following tables outline the closing share price trading range and volume of shares traded for each month of the year ended December 31, 2010 for our Class A Subordinate Voting Shares and our Class B Shares on the TSX.

	Class A Subordinate Voting Shares (MIM.A)			Class B Shares (MIM.B)
TSX 2010	High (Cdn.$)	Low (Cdn.$)	Traded Volume	High (Cdn.$)	Low (Cdn.$)	Traded Volume
December	30.73	16.10	163,594	33.00	18.24	6,728
November	17.16	14.73	239,788	17.00	17.00	100
October	15.27	10.89	326,121	15.10	14.00	300
September	11.90	10.83	617,191	13.25	13.25	175
August	13.05	11.97	219,615	13.75	13.75	105
July(1)	13.21	12.75	298,714	—	—	—
June	13.70	12.90	31,715	13.90	13.90	150
May	14.19	12.77	171,636	14.25	14.25	230
April	14.33	13.05	329,283	14.85	14.15	1,500
March	13.34	12.70	189,907	14.00	13.20	620
February	13.30	12.51	106,257	13.00	12.02	311
January(1)	14.79	12.52	183,841	—	—	—

Source:  TSX Market Data

Note:

(1)           During these months, no board lot trades of Class B Shares were completed, and data is accordingly not available.

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.  As at December 31, 2010, all of the Debentures remained outstanding.

DIRECTORS AND OFFICERS

The following table provides the name, province or state and country of residence, the position and office held with us and the principal occupation (if not with the Company) of each of our directors and officers and the date since which such director has served on our board or such individual was appointed as an officer of the Company:

Name, Province/State and Country of Residence	Position and Office Held with the Company	Present Principal Occupation (if not with the Company)	Director/Officer Since

Frank Stronach(1) (2) Oberwaltersdorf, Austria	Chairman of the Board, Director and Chief Executive Officer	N/A	August 29, 2003

Dennis J. Mills Ontario, Canada	Vice-Chairman of the Board and Director	N/A	August 30, 2004

Senator Rod A. A. Zimmer(3) Manitoba, Canada	Lead Director	Member, Senate of Canada; President, The Gatehouse Corporation	March 27, 2008

Franz Deutsch(3) (4)(5) Oberwaltersdorf, Austria	Director	President, Austrian Canadian Business Club	October 22, 2008

Benjamin Hutzel(5) Ontario, Canada	Director	Retired Partner, Bennett Jones LLP, a law firm	October 22, 2008

Manfred Jakszus(3)(4) (5) Enzersdorf, Austria	Director	Independent investor and real estate developer	August 29, 2003

Heribert Polzl Ontario, Canada	Director	President, H. Polzl Consulting Ltd.	May 7, 2008

Lorne Weiss(4) Ontario, Canada	Director	Wealth Advisor and Associate Director, Wealth Management, ScotiaMcLeod	December 5, 2008

Don Cameron Ontario, Canada	Chief Operating Officer	N/A	July, 2006

Rocco Liscio(6) Ontario, Canada	Executive Vice-President and Chief Financial Officer	N/A	September, 2009

Lorne Kumer Ontario, Canada	Vice-President, Real Estate	N/A	February, 2010

Vito Ciraco Ontario, Canada	Vice-President and Associate General Counsel	N/A	February, 2010

Notes:

(1)           Member of the Board of Directors of Magna.

(2)           Mr. Stronach was the Chairman of the Board and Chief Executive Officer of MEC on March 5, 2009 when MEC, together with its wholly-owned subsidiaries, filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.

(3)           Member of the Special Committee of Independent Directors, chaired by Franz Deutsch.

(4)           Member of the Audit Committee, chaired by Franz Deutsch.

(5)                                  Member of the Corporate Governance and Compensation Committee, chaired by Benjamin Hutzel.

(6)                                  On February 9, 2011, Mr. Rocco Liscio, MID’s Chief Financial Officer, passed away suddenly.  Upon the recommendation of the Corporate Governance and Compensation Committee, the Board of Directors appointed Mr. John Simonetti on February 17, 2011 as the interim Chief Financial Officer of MID pending the implementation of the Proposed Reorganization.

As of December 31, 2010, our directors and officers as a group (12 persons) beneficially owned, or controlled or directed, directly or indirectly, 62,725 of our outstanding Class A Subordinate Voting Shares, representing approximately 0.1% of our outstanding Class A Subordinate Voting Shares and 383,414 of our outstanding Class B Shares, representing approximately 70% of our outstanding Class B Shares.  The majority of these shareholdings are attributable to associates of Mr. Stronach.

Directors are generally elected to serve until the next annual meeting of our shareholders and each of the current directors were elected to their current terms of office by the shareholders of the Company at the last annual meeting held on May 7, 2010.  At the annual general and special meeting of shareholders to consider the Proposed Reorganization, the current directors will stand for election until the earlier of (i) the time immediately prior to the effective time of the Proposed Reorganization and (ii) the next annual general meeting of shareholders or until successors are elected or appointed in accordance with applicable laws and MID’s by-laws.

In addition, at the annual general and special meeting of shareholders to consider the Proposed Reorganization, shareholders will be asked to elect directors, if the Proposed Reorganization is implemented (referred as “Post-Closing Directors”), to hold office commencing immediately prior to the effective time of the Proposed Reorganization until the next annual general meeting of shareholders or until successors are elected or appointed in accordance with applicable laws and MID’s by-laws.  For further information on the Post-Closing Directors, please see the Management Information Circular regarding MID, its shareholders and the other parties named therein dated February 22, 2011 available on SEDAR at www.sedar.com.

Officers serve at the pleasure of our Board of Directors.  Certain background concerning our current directors and officers, including their principal occupations over the last five years, is summarized below.

Frank Stronach — Chairman of the Board and Director

Mr. Stronach is the founder and Chairman of Magna, the most diversified automotive components supplier in the world.  Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering.  In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components.  In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders.  Under Mr. Stronach’s leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s, which saw Magna broaden its base of operations in Europe, Asia and South America.  Mr. Stronach was appointed Chief Executive Officer of MID on November 11, 2010.  He has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations.  Mr. Stronach is the recipient of numerous honorary degrees and awards, including induction into the Canadian Business Hall of Fame.

Dennis J. Mills — Vice-Chairman of the Board, Director and Chief Executive Officer

Mr. Mills was our Chief Executive Officer from August 14, 2008, until his resignation on November 11, 2010.  Mr. Mills served as Vice-President of Magna from 1984 to 1987 and as MEC’s Vice-Chairman from November 2004 until August 2007. Previously, Mr. Mills served as a Member of Parliament in Canada’s federal parliament from 1988 to 2004.  While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996, the Parliamentary Secretary to the Minister of Consumer and Corporate Affairs from 1993 to 1995 and the Chair of the Committee studying the Industry of Sport in Canada.  Mr. Mills was the Senior Policy Advisor to the Cabinet Committee on Communications (1980-1984), Advisor to the Minister of Energy (1980-1981), Senior Advisor to the Minister of Multiculturalism (1980), and Senior Communications Advisor to the Prime Minister of Canada, The Right Honourable Pierre Elliott Trudeau (1980-1984).

Senator Rod A. A. Zimmer —  Lead Director

Senator Zimmer has been a member of the Senate of Canada since August 2005 and currently serves on the standing committees for National Security and Defence and for Transportation and Communications.  Since 1993, he has been the President of The Gatehouse Corporation.  From 1995 to 1998, he served as Vice-President (Festivals) for the Pan American Games Society Inc.  From 1986 to 1993, he was the Vice-President of Marketing and Communications and then the Executive Vice-President for the Manitoba Lotteries Foundation and was also the Director of Project Management for the Canadian Sports Pool Corporation in Ottawa in 1984.  From 1979 to 1984, he was Vice-President of Corporate Communications for CanWest Capital Corporation.  As a philanthropist, he serves as a member of the boards of directors for the following organizations: Canadian Paralympic Foundation, Gold Medal Plates (2010 Olympics and Paralympics), Royal Winnipeg Ballet, the Burton Cummings Theatre, the Millennium Centre, Canadian Unity Council (Manitoba), and the Belinda Stronach Foundation.  He also serves on the Honorary Council of the Royal Winnipeg Ballet, as a member of the Board of the Canadian Paralympic Foundation, and as Canadian Paralympic Foundation Liaison Director to the board of directors of the Canadian Paralympic Committee.  He was awarded the 125th Anniversary of the Confederation of Canada Medal in 1992 and the Queen Elizabeth II Golden Jubilee Medal in 2002.

Franz Deutsch — Director

Mr. Deutsch is currently the President of the Austrian Canadian Business Club and has extensive operating, manufacturing, distribution and brand management experience on a global scale.  From 1981 to 1998, he was the Chairman of the Board and an Equity Partner in HTM Sports Company, a global sporting goods company whose brands included Head, Tyrolia and Mares.  He also previously served as the President of AMF Roadmaster and the Executive Vice President, Marketing of Stelber Industries Inc.

Benjamin Hutzel — Director

Mr. Hutzel is a retired partner with Bennett Jones LLP where he had an extensive national and international legal practice specializing in financings, acquisitions and divestitures and joint venture structuring.  Mr. Hutzel is a Director and Chairman of the Audit Committee and a member of the Corporate Governance and Compensation Committee of the Woodbine Entertainment Group and serves as a Director and member of the Audit Committee of Extendicare REIT.  Formerly, Mr. Hutzel served as a Director of the Greater Toronto Airports Authority (where he also acted as Chairman of the Compensation and Corporate Governance Committee and as a member of the Audit Committee).

Manfred Jakszus — Director

Mr. Jakszus is an independent investor and developer of real estate projects in Austria.  Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank’s real estate subsidiary, in 1991.  As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments.  He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls.  Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

Heribert Polzl — Director

Mr. Polzl is a real estate developer specializing in commercial and industrial properties.  His companies provide a wide range of services and experience in development, construction management, property management and real estate brokerage.  Mr. Polzl immigrated to Canada in 1969 with a degree in civil engineering from Austria.

Lorne Weiss — Director

Mr. Weiss, a Certified Financial Planner, is a Wealth Advisor and Associate Director, Wealth Management at ScotiaMcLeod. Previously, he was a Vice-President, investment advisor and branch manager at CIBC Wood

Gundy.  Mr. Weiss is the former part time coordinator of the Financial Planning Program at Seneca College (FCET), where he has been an instructor since 1998. Mr. Weiss has served as a member of the Board of the Reena Foundation since 2002 and is currently the Chair of its Investment Committee.

Don Cameron — Chief Operating Officer

Mr. Cameron has served as our Chief Operating Officer since September 2006. For two years prior to that, Mr. Cameron worked as a consultant to the company in his capacity as a president of Noremac Property Holdings Limited which, through subsidiaries, invests in residential and land developments. Mr Cameron was also President of the Innocan Realty Fund, a real estate investment vehicle funded by the pension funds of six multi national corporations and a major Canadian University.  From 1987-1995, Mr. Cameron was the Executive Vice President and Chief Operating Officer of the real estate development company MICC Properties Inc. and from 1985-1987, he was a Senior Vice President with the Continental Bank of Canada / Lloyds Bank of Canada. Mr. Cameron was previously Vice President Finance and Treasurer of The Cadillac Fairview Corporation. In addition, he has held positions in The Toronto Dominion Bank and the Clydesdale Bank.

Rocco Liscio — Executive Vice-President and Chief Financial Officer

Mr. Liscio served as our Executive Vice-President and Chief Financial Officer from September 18, 2009 until he passed away suddenly on February 9, 2011.  For three years to September 2009, Mr. Liscio served as Chief Financial Officer for Groupworks Financial Corp., a group benefits and pension advisory firm consolidator based in Markham, Ontario.  Prior to that, Mr. Liscio was the Vice President of Finance and Chief Financial Officer of Richards Packaging Income Fund, a leading packaging distributor in North America; from 1999 to 2003, the Executive Vice President and Chief Financial Officer for Royal LePage Commercial Inc. (now Cushman Wakefield Canada), a national commercial real estate services company; and from 1992 to 1998, he held several financial roles at Wang Canada Ltd., including Chief Financial Officer.  He held a Bachelor of Commerce degree from the University of Toronto and was a Chartered Accountant.

Lorne Kumer - Vice-President, Real Estate

Mr. Kumer has served as our Vice-President, Real Estate since August 2001 and is currently involved in acquisitions and leasing of our income producing properties portfolio, property sales activities and in the significant land development portfolio in the United States and Canada. Prior to joining MID, Mr. Kumer held senior positions with Peregrine Hunter Properties Ltd., C. Hunter Real Estate Corporation and the Canadian Equity and Development Corporation, and has been involved in the development, construction, management and sale of real estate since 1990. Mr. Kumer is also the Vice President of Magnaville Louisiana USA Inc., a not for profit corporation helping victims of Hurricane Katrina. He holds an Honors Business Administration degree from the Richard Ivey School of Business at The University of Western Ontario.

Vito Ciraco - Vice-President and Associate General Counsel

Mr. Ciraco joined MID in August, 2009 and was appointed as an officer in February, 2010. Prior to joining MID, Mr. Ciraco held various legal positions, including associate lawyer with the Toronto and London, UK offices of McCarthy Tétrault, one of Canada’s largest law firms, specializing in securities and M&A transactions, and assisting real estate, REIT and hotel/hospitality clients with complex acquisitions, financings and share offerings.  Mr. Ciraco was also legal head office corporate counsel for Manulife Financial, an international financial services company (that operates in the U.S. primarily through John Hancock) and listed in Canada and the U.S.  Mr. Ciraco’s real estate experience includes being a past board member for six years to an Ontario municipality’s Committee of Adjustment (Richmond Hill).  Mr. Ciraco is a member of the bar in Ontario, Canada and holds B.A., M.B.A. and LL.B degrees.

AUDIT COMMITTEE

MID has a separately designated standing audit committee (the “Audit Committee”) comprised of Messrs. Deutsch (Chair), Jakszus and Weiss, each of whom has been determined by the Board to be “independent” and “financially literate”, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees and “independent” under the corporate governance standards of the NYSE applicable to audit committees. As well, Mr. Deutsch has been determined to be a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor.  The Audit Committee has established a policy to pre-approve all audit services and permitted non-audit services provided to us by Ernst & Young LLP, as well as the related fees to be paid to the external auditor.  Under this policy, subject to certain conditions, specified audit, audit-related, tax and other services may be presented to the Audit Committee for pre-approval as a well-defined category of services on an annual or project basis.  All services not otherwise pre-approved by the Audit Committee must be pre-approved on an individual basis.  The Audit Committee has delegated to the Chairman of the Audit Committee the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditor from time to time.  Any approvals by the Chairman are reported to the full Audit Committee at the following meeting.  In pre-approving audit and permitted non-audit services, the Chairman and the Audit Committee consider Canadian and United States rules on auditor independence and whether the external auditor is best positioned to provide the most effective and efficient service to the Company.

The charter of the Audit Committee is attached as Appendix A to this Annual Information Form and has been posted to our website at www.midevelopments.com.

Audit Fees

The following table sets forth the fees billed to MID by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2010 December 31, 2009 and December 31, 2008.  During these years, Ernst & Young LLP was MID’s only external auditor.

Fees	2010	2009	2008

Audit Fees (1)	$2,370,600	$1,255,800	$1,043,400
Audit-Related Fees (2)	$1,052,877	$194,963	$119,109
Tax Fees (3)	$352,005	$310,417	$275,923
All Other Fees (4)	$2,100	$2,136	$7,530

Total	$3,777,582	$1,763,316	$1,446,462

Notes:

(1)                                 Audit Fees consist of fees billed for the annual audit and quarterly review of our consolidated financial statements and services that are normally provided in connection with our statutory and regulatory filings, including the Auditor attestation requirements of the Sarbanes-Oxley Act.

(2)                                 Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not included in category (1) above.  They include consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems and due diligence related to acquisitions.

(3)                                 Tax Fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original and amended tax returns.

(4)                                 All Other Fees capture fees in respect of all services not falling under any of the foregoing categories.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares and our Class B Shares in the United States is Computershare Trust Company, Inc. at its offices in Canton, Massachusetts.

LEGAL PROCEEDINGS

MID is party to various legal actions and claims arising in the ordinary course of its business, such as litigation with contractors, suppliers, governmental authorities, sellers and purchasers. We believe that none of these actions or claims, either individually or in combination, has had or, in the case of current actions and claims, will have, a material adverse effect on our financial condition or results of operations.

Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the “Plaintiffs”) sued, among other defendants, MID, certain subsidiary entities and joint ventures, including MJC and certain of its subsidiaries (collectively, the “MJC Entities”), as well as MID’s Chairman and Chief Executive Officer, Frank Stronach, in the Circuit Court for Baltimore City in Baltimore Maryland.  The claims asserted in the Plaintiffs’ complaint against MID, the MJC Entities and Stronach (the “Complaint”) are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to Plaintiff PPE Casino Resorts Maryland, LLC to conduct alternative gaming at the Arundel Mills Mall. The specific claims asserted against MID, the MJC Entities and Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation.  The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit.

Defaulting Issuer

In connection with the acquisition of the Transferred MEC Assets pursuant to the MEC Plan declared effective on April 30, 2010, MID was placed on the list of reporting issuers in default by the Ontario Securities Commission for the failure to file a business acquisition report within the period prescribed by National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”).  Prior to the date required for filing the business acquisition report in accordance with section 8.1 of NI 51-102, MID applied for exemptive relief from the Canadian securities regulatory authorities pursuant to section 13.1 of NI 51-102.

MID received an exemption from the Canadian securities regulatory authorities pursuant to section 13.1 of NI 51-102, from the requirements of section 8.4 of NI 51-102 to include financial statements in the business acquisition report, and provided alternative financial information as a condition of the exemption provided by the Canadian securities regulatory authorities with its business acquisition report filed December 22, 2010.  The Ontario Securities Commission removed MID from the list of reporting issuers in default shortly after the filing of its business acquisition report.

Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors’ Committee in connection with the Debtors’ Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims.  On August 21, 2009, the Creditors’ Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants.  On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors’ Committee.  The Bankruptcy Court denied the motion on September 22, 2009.  On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, MID announced that MID, the MID Lender, MEC and the Creditors’ Committee had agreed in principle to the terms of a global settlement and release in connection with the action.  Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action.  Under the terms of the settlement, MID received the Transferred MEC Assets.  The settlement and release was implemented through the MEC Plan.  See “Description of Our Racing and Gaming Business — MEC Chapter 11 Filing and Plan of Reorganization”.

On February 18, 2010, MID announced that MEC had filed the MEC Plan and related Disclosure Statement (the ‘‘Disclosure Statement’’) in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred MEC Assets to MID.  On March 23, 2010, the MEC Plan was amended to include MJC in the Transferred MEC Assets.  On April 26, 2010, MID announced that the MEC Plan was confirmed by order of the Bankruptcy Court.  On April 30, 2010, the closing conditions of the MEC Plan were satisfied or waived, and the MEC Plan became effective following the close of business on April 30, 2010.

In addition to the Transferred MEC Assets that were transferred to MID on the effective date of the MEC Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount.  In addition, the MEC Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Bankruptcy Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $27.0 million.  The estimated proceeds of the $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million installments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser.  From the effective date of the MEC Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds.  Following November 30, 2010 to the date the Lone Star LP sale is consummated, MID will no longer fund the costs and expenses incurred in connection with the operations of Lone Star LP.  The closing of the sale of Lone Star LP is expected by the third quarter of 2011.  The risks and uncertainties relating to the sale of Lone Star LP include, among others: that the closing does not occur or is delayed; if the closing does occur, it is uncertain as to how long the process for marketing and sale of such asset will take; and if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful. Under the Proposed Reorganization, MID and the Stronach Shareholder have agreed to split equally any amounts received upon the completion of the sale of Lone Star LP by the Debtors.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under The Meadows Holdback Note and by MEC against Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended.  The litigation proceeding with Cushion Track Footing USA, LLC is pending in the Bankruptcy Court.  In February 2011, an unfavourable decision in the litigation proceedings with PA Meadows, LLC was made by the Bankruptcy Court.  As a result, MID expects that payments from The Meadows Holdback Note will commence once PA Meadows, LLC has available excess cash flows, if any as initially agreed to.

Under the MEC Plan, rights of MID and MEC against MEC’s directors’ and officers’ insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates.  On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million respectively, for an aggregate total of $21.4 million of compensation from MEC’s directors’ and officers’ insurers.  Pursuant to the MEC Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

For a more detailed discussion of the MEC Plan and the Disclosure Statement, please refer to the ‘‘Second Amended Third Modified Joint MEC Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code’’ dated April 28, 2010 and the ‘‘Disclosure Statement for the Second Amended Third

and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code’’.  The complete MEC Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

MATERIAL CONTRACTS

Agreements in Connection with the Proposed Reorganization

In connection with the Proposed Reorganization, MID, the Stronach Shareholder and the Stronach Trust entered into an arrangement agreement (the “Arrangement Agreement”) on January 31, 2011.  Under the Arrangement Agreement, the parties have agreed to effect certain transactions in connection with the implementation of the Proposed Reorganization.  The Arrangement Agreement contains covenants, representations and warranties of and from each of MID, the Stronach Shareholder and the Stronach Trust and various conditions precedent, both mutual and with respect to each party.  Concurrently with the entering into of the Arrangement Agreement, each of MID, the Stronach Shareholder, the Stronach Trust and the Initiating Shareholders entered into the Agreement with Initiating Shareholders.  The Agreement with the Initiating Shareholders, among other things, provides the Initiating Shareholders with the ability to compel MID, the Stronach Shareholder and the Stronach Trust to comply with certain obligations under the Arrangement Agreement.  Each of the Arrangement Agreement and the Agreement with Initiating Shareholders are described in detail in the Management Information Circular dated February 22, 2011 and such descriptions are hereby incorporated by reference herein.  Copies of the Arrangement Agreement and the Agreement with Initiating Shareholders are available on SEDAR at www.sedar.com.

Immediately prior to the implementation of the Proposed Reorganization, a transfer agreement between MID, the Stronach Shareholder, certain subsidiaries of the Stronach Shareholder and the Stronach Trust (the “Transfer Agreement”) providing for the transfer to that purchaser of certain assumed liabilities relating to the Assets, substantially in the form attached as Schedule C to the Arrangement Agreement will be declared effective.  In addition, also  prior to the implementation of the Proposed Reorganization, MID will enter a forbearance agreement with a subsidiary (the “Forbearance Agreement”) pursuant to which MID will be shall be restricted from entering into the horseracing or gaming business, making any debt or equity investment in, or otherwise giving financial assistance to, any entity primarily engaged in the horseracing or gaming business or entering into any transactions with, or providing any services or personnel to, any entity primarily engaged in the horseracing or gaming business, substantially in the form attached as Schedule D to the Arrangement Agreement.  Each of the Transfer Agreement and the Forbearance Agreement are described in the Management Information Circular dated February 22, 2011 and such descriptions are hereby incorporated by reference herein.  Copies of the forms of Transfer Agreement and Forbearance Agreement are available on SEDAR at www.sedar.com.

Contribution and Membership Interest Purchase Agreement

On May 7, 2010, MID and Penn agreed to establish a joint venture to own and operate MJC (the “Business”), which includes Laurel Park, Pimlico Race Course and Bowie Training Center. Under the terms of the joint venture, MID established a company (the “Racing Company”) to hold all of the assets and operations of the Business, and established another company (the “Gaming Company”) to hold all rights, if any, to apply for gaming approvals and to develop and to operate video lottery terminals or other forms of gaming operations (other than horse racing or betting on horse racing) at Laurel Park and all other rights for use in connection with the application for gaming approvals and development and operations of video lottery terminals or any other form of gaming (other than horse racing or betting on horse racing) in connection with the Business. Penn National holds a 49% membership interest in the Racing Company, with MID holding the other 51%, and Penn National will holds a 51% membership interest in the Gaming Company, with MID holding the other 49%.  A copy of the Contribution and Membership Interest Purchase Agreement is available on SEDAR at www.sedar.com.

Support Agreement

MID, MEC and the Creditors’ Committee, among others, also entered into a Support Agreement pursuant to which, among other things, MID and the Creditors’ Committee agreed to support the MEC Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Bankruptcy Court on or prior to March 31, 2010 and seek confirmation of the MEC Plan by the Bankruptcy Court on or prior to April 30, 2010.  Copies of the MEC Plan, the Disclosure Statement and the Support Agreement are available on SEDAR at www.sedar.com.

EXPERTS

The financial statements for the financial year ended December 31, 2010 have been audited by Ernst & Young LLP, Chartered Accountants and Licensed Public Accountants, our auditor.  Ernst & Young LLP has advised us that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

In connection with determining the recoverability of MID’s loans to MEC and the values to be assigned to such assets for purposes of MID’s financial statements, CB Richard Ellis and Cushman & Wakefield were retained to prepare certain real property appraisals and Peter Ott & Associates was retained to prepare certain intangible valuations.  In connection with the Proposed Reorganization, Blair Franklin Capital Partners Inc. (“Blair Franklin”) was retained to prepare formal valuations of the non-cash consideration to be transferred to the Stronach Shareholder, the Class B Shares held by minority Class B Shareholders being purchased for cancellation and the Common Shares (after giving effect to the Proposed Reorganization) to be issued to the minority Class B Shareholders.  In support of the formal valuations, Blair Franklin retained CB Richard Ellis and Colliers International Realty Advisors Inc. to prepare certain real property appraisals.

As of the date hereof, the “designated professionals” (as defined in form 51-102F2) of each of CB Richard Ellis, Cushman & Wakefield, Peter Ott & Associates, Blair Franklin and Colliers International Realty Advisors Inc. beneficially own, directly or indirectly, less than 1% of MID’s issued and outstanding shares.

ADDITIONAL INFORMATION

Additional information relating to MID may be found on SEDAR at www.sedar.com.  Additional information, including directors’ and executive officers’ compensation and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans is also contained in our Management Information Circular for our annual general and special meeting of shareholders to be held on March 29, 2011.  Additional financial information is provided in our Audited Consolidated Financial Statements and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2010.

Appendix A

MI Developments Inc. Audit Committee Charter/Mandate

Purpose

(1)                      The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Corporation shall provide assistance to the Board in fulfilling its oversight responsibilities to the Corporation’s shareholders with respect to the integrity of the Corporation’s financial statements and reports and financial reporting process.  In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent Auditor, the internal auditors of the Corporation (the “Internal Auditors”) and management of the Corporation and monitor their performance, recognizing that the independent Auditor is ultimately responsible to the Committee, the Board and the shareholders of the Corporation.

Organization

(2)                      The Committee shall be composed of not less than three (3) nor more than five (5) members, each of whom shall be financially literate and shall have such accounting or financial management expertise as is required to comply with the applicable law and the applicable rules and regulations of the Ontario Securities Commission (“OSC”) and the United States Securities and Exchange Commission (“SEC”), The New York Stock Exchange (“NYSE”) and any other regulator or authority from time to time.  Each of such members shall meet the independence standards required by the applicable rules of the OSC, the SEC, the NYSE and any other applicable regulatory authorities which are in effect from time to time.  No member of the Committee shall serve as a member of the audit committee of more than three other boards of directors of other public companies.  The Board shall annually appoint the members of the Committee and appoint a Chairman from among those appointed, to hold office until the next annual meeting of shareholders of the Corporation.  The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

(3)                      A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.

(4)                      Meetings of the Committee shall be called by the Chairman of the Committee, and may be called by any member of the Committee, by the Chairman, any Deputy Chairman, any Vice-Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Corporation, by the head of the Corporation’s Internal Audit Department or by the independent Auditor of the Corporation.

(5)                      Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the independent Auditor, the Chairman, the Deputy Chairman, the Chief Executive Officer, the President, any Vice-Chairman, and the Chief Financial Officer of the Corporation as well as the head of the Internal Audit Department and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting.  The Secretary of the Committee will keep minutes of the Committee and such minutes will be retained in the corporate records of the Corporation.  The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

(6)                       In addition to any meeting of the Committee called pursuant to Section 4 above, the Committee shall meet with management and the independent Auditor of the Corporation within:

(a)                      forty-five (45) days, or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) as well as the results of the independent Auditor’s review of the financial results for such quarter and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation’s required regulatory filings for such quarter; and

(b)                     ninety (90) days, or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation’s shareholders as required by applicable law and their inclusion in the Corporation’s Annual Report and other required regulatory filings.

In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the independent Auditor.

(7)                      For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with management, any employee of the Corporation, the Internal Audit Department staff, the independent Auditor or any advisors to the Corporation as well as the right to inspect all books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and other matters relating to the financial position of the Corporation with the employees, management, the independent Auditor and other external advisors of the Corporation as well as the Internal Auditors.

(8)                      The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

Duties and Responsibilities

(9)                      With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation’s accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another Board committee or retained by the Board.

In carrying out the Committee’s responsibilities, the Committee shall:

(a)                      be directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, including resolution of disagreements between management and the independent Auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation;

(b)                     pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the independent Auditor in respect of the provision of all audit, audit-related, review or attest engagements required by applicable law;

(c)                      review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates) and discuss the external audit with the independent Auditor;

(d)                     evaluate the performance, quality control procedures and efficiency of the independent Auditor in carrying out its responsibilities, review the experience and qualifications of the independent Auditor team, make annual recommendations to the Board as to the appointment or re-appointment of the independent Auditor, and need for rotation of the independent Auditor (if any) and review such Auditor’s independence, including the receipt at least annually of a disclosure report from the independent Auditor regarding such Auditor’s independence as required by Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committee”, or other applicable regulatory requirements;

(e)                      satisfy itself generally that there is a good working relationship between management and the independent Auditor, review any management letters, schedule of unadjusted differences or other reports of the independent Auditor and discuss any material differences of opinion between management and the independent Auditor;

(f)                        satisfy itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, meet with and review significant reports of the Internal Auditors and the independent Auditor relating to such internal controls and review the appointment, termination and replacement of the senior management of the Internal Auditors, the scope of the Internal Auditor’s work plan and the overall performance, staffing and resources of the Internal Auditors;

(g)                     review annually management’s assessment and report relating to the effectiveness of the Corporation’s internal financial controls and procedures in respect of each fiscal year of the Corporation, as well as the Independent Auditor’s attestation of such assessment, in each case when required under applicable law;

(h)                     review (i) the selection, use and quality of application of, and proposed material changes to, critical accounting principles and practices and related judgments, and (ii) alternative GAAP treatments for policies and practices relating to material items, including the ramifications of such alternative disclosures or treatments and any preferred treatment, to ensure that the critical accounting policies and practices and GAAP treatments adopted are appropriate and consistent with the Corporation’s needs and applicable requirements, and discuss the same with the independent Auditor;

(i)                         review with management and the independent Auditor any issues raised by regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting or auditing practices;

(j)                         review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the

Corporation, review the disclosure of all insider and related party transactions and monitor compliance with the Corporation’s Code of Conduct which may be in effect from time to time;

(k)                      satisfy itself that there is an agreed course of action leading to the resolution of significant unsettled issues that do not affect the audited financial statements (e.g., disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), if any;

(l)                         assess with management the Corporation’s material risk exposures and the Corporation’s actions to monitor and control such exposures;

(m)                   review and approve the hiring of former employees of the independent Auditor who were engaged on the Corporation’s account within the last three years prior to such hiring;

(n)                     review all material off-balance sheet transactions and the related accounting presentation and disclosure;

(o)                     discuss with the independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

(p)                     review and assess this Audit Committee Charter/Mandate annually and make recommendations to the Board for such changes to the Charter/Mandate as the Committee shall consider necessary or desirable;

(q)                     prepare the Audit Committee report in the form and at the time required by the applicable rules of the OSC, SEC, NYSE or other regulatory authorities which are in effect from time to time for inclusion in the Corporation’s Annual Report, Annual Information Form and/or information circular/proxy statement;

(r)                        review and approve in advance all non-audit services otherwise permitted at law to be provided by the independent Auditor to the Corporation, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee or such other members of the Committee that it deems appropriate certain pre-approval authority.  Any such approval granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

(s)                      review and, where appropriate, approve all public disclosure documents of the Corporation containing financial information or forecasts of the Corporation prior to its release, including all press releases containing such information or forecasts;

(t)                        establish procedures for (i) the receipt, retention and handling of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(u)                     meet separately with management, the Internal Auditors and the independent Auditors, when appropriate, and in any event with the reporting entity each time that the Internal Auditors or the independent Auditor provides a report to the Committee; and

(v)                     perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation’s articles and by-laws, applicable law or applicable regulatory agencies.

(10)                 Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of management, the Internal Auditors and the independent Auditor.  This Charter/Mandate has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation’s compliance with applicable laws or regulations; however, nothing contained in this Charter/Mandate is intended to expand applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.